This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on November 1, 2019 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Huadi International Group Co., Ltd.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	3317	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

+86-057786598888

 (Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq.
Mengyi “Jason” Ye, Esq.
Yarona L. Yieh, Esq.
Ortoli Rosenstadt LLP
366 Madison Avenue, 3rd Floor
New York, NY 10017
+1-212-588-0022 – telephone
+1-212-826-9307 – facsimile

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(4)
Ordinary shares, par value $0.0001 per share(2)	$	[●]	$	[●]
Underwriter Warrants(3)		—		—
Ordinary shares, par value $0.0001 per share underlying Underwriter Warrants(3)
Total	$	[●]	$	[●]

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(3)	The Registrant will issue to the Underwriter warrants to purchase a number of ordinary shares equal to an aggregate of percent ([●]%) of the ordinary shares (the “Underwriter Warrant”) sold in the offering. The exercise price of the Underwriter Warrants is equal to [●]% of the offering price of the ordinary shares offered hereby. Assuming an exercise price of $ [●] per share, we would receive, in the aggregate, $[●] upon exercise of the Underwriter Warrants. The Underwriter’s Warrants are exercisable within [●] years commencing 180 days from the effective date of the offering at any time, and from time to time, in whole or in part.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2019

Huadi International Group Co., Ltd.

[●] ordinary shares

This is an initial public offering of ordinary shares with $0.0001 par value per share of Huadi International Group Co., Ltd., a Cayman Islands company. Prior to this offering, there has been no public market for our ordinary shares. We expect the offering price of our ordinary shares to be $[●] per share. We plan to apply to list our ordinary shares on [Nadaq Capital Market] under the symbol “***”.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 12.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public Offering Price	$	$	$
Underwriting Discounts and Commissions(1)	$	$	$
Proceeds to Us, Before Expenses(2)	$	$	$

(1)	We have agreed to give our underwriter, [-underwriter-] (the “Underwriter”), a discount equal to [●] percent ([●] %) of the gross proceeds from the sales of securities in the Public Offering (the “Public Offering Price”) as well as warrants equal to [●] percent ([●]%) of the shares issued in the Offering (the “Underwriter’s Warrants”). The Underwriter’s Warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than [●] years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The Underwriter’s Warrants are exercisable at a per share price of $[●], which is [●]% of the Public Offering Price. The Underwriter’s Warrants are also exercisable on a cashless basis. We also have agreed to reimburse the underwriters for certain of their out-of-pocket expenses. See “Underwriting” for a description of these arrangements.
(2)	The total estimated expenses related to this offering are set forth in the section entitled “Expenses Relating to This Offering”.

This offering is being conducted on a firm commitment basis. The Underwriter has agreed to purchase and pay for all of the ordinary shares offered by this prospectus if they purchase any ordinary shares. We have granted the Underwriter an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the ordinary shares to be offered by us pursuant to this offering (excluding ordinary shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriter exercises the option in full, the total underwing discounts payable will be $[●] based on an offering price of $[●] per ordinary share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[●].

The underwriter expects to deliver the Ordinary Shares against payment as set forth under “Underwriting,” on page 84.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[UNDERWRITER]

The date of this prospectus is [●], 2019.

Neither we nor the Underwriter have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our ordinary share only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our ordinary shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we”, “us”, “our company”, “Company”, “our” and “Huadi” refer to

●	Huadi International Group Co., Ltd. (“Huadi International” when individually referenced) (also referred to as 华迪国际集团股份公司), a Cayman Islands exempted company;

●	Yongqiang Tuoxing Limited (“Yongqiang Tuoxing” when individually referenced) (also referred to as 永强拓兴有限公司), a British Virgin Islands company and a wholly-owned subsidiary of Huadi International;

●	Hong Kong Beach Limited (“HK Beach” when individually referenced) (also referred to as 香港海滨有限公司), a Hong Kong company and a wholly-owned subsidiary of Yongqiang Tuoxing;

●	Wenzhou Hongshun Stainless Steel Limited (“Hongshun” when individually referenced) (also referred to as 温州鸿顺不锈钢有限公司), a PRC company and a wholly owned subsidiary of HK Beach;

●	Huadi Steel Group Limited (“Huadi Steel” when individually referenced) (also referred to as 华迪钢业集团有限公司), a PRC company and a 99% owned subsidiary of Hongshun.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. All reference to “U.S. dollars”, “USD”, “US$” or “$” are to United States dollars. The relevant exchange rates are listed below:

	Six Months Ended March 31, 2019	For the Year Ended September 30, 2018	For the Year Ended September 30, 2017
Period Ended RMB: USD exchange rate	6.7112	6.8680	6.6533
Period Average RMB: USD exchange rate	6.8302	6.5368	6.8104

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

Overview

Huadi International Group Co., Ltd. was incorporated on September 27, 2018 under the laws of the Cayman Islands. We primarily conduct our business through our subsidiary Huadi Steel Group Co., Ltd. which was established in 1998 under the laws of PRC. Our main business operation focuses on new products development, manufacturing, marketing and sales of stainless steel seamless pipes, tubes and stainless steel bar.

We are a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty (20) provinces in China. We also offer a broad range of products exported to more than twenty (20) countries and districts as United States, European, Japan, South Korea, Singapore, Australia, Brazil, Israel, New Zealand, Dubai, Chile, etc. Our products are widely used in oil & gas, chemistry engineering, foods, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. Our facilities have been licensed ISO9001 quality management systems since 1999.

We are a nationally recognized brand. Our core product “HuaGang” stainless steel seamless pipe has been recognized as well-known trademark by the National Intellectual Property Administration of PRC. We have been rewarded as High-Tech Enterprise of Zhejiang, Famous Brand of Zhejiang Province, Fortune 500 Private Companies, Technology Innovation Model Company, Distinguished Enterprise for Employment as well as AAA Grade Enterprise with distinctive rating of corporate credit status of PRC. Huadi Steel has a huge impact across domestic and international steel pipes industry with enhanced market prospects.

We are offering a comprehensive range of products with a specialty in high-end products such as 347H corrosion and acid-resistant stainless steel seamless pipes, S32205 duplex stainless steel plates and automobile steel plates, bright steel pipes as well as precision tubes. We manufacture products by using innovative technologies as cold-rolling and perforation with product test and certification. Our leading-edge products are especially valuable for sustainable development of our company.

Our Products

We offer a comprehensive range of products to provide the benefits of a “design-build shop” to approximately 400 steel pipe and tube customers with numerous customer relationships of over 15 years in length. We produce over 3,000 distinct pipe and tube products in a broad range of materials, sizes and shapes and we believe we are the only manufacturer in China of certain products, such as automotive 304L and 347H stainless steel pipes which are widely used in hydraulic mechanisms, automotive applications such as brake systems, steering columns and axles, and various other industrial applications. Consequently, we are able to customize our product offerings based on customers’ project demand, whether it’s highly corrosive environment such as chemical waste transmission line pipe or extremely pressured thermal power generator pipe, or mix of both, we can make it and deliver on time.

We employ a broad array of finishing techniques, most importantly Cold Drawn Seamless (“CDS”) which is the technique used for manufacturing all our products, and this differentiates us from other steel pipe manufacturers that employ alternative finishing techniques such as Electric Resistance Weld (“ERW”). CDS pipe/tubing is widely used for applications where precise dimensional and mechanical tolerances are required. The product is manufactured by drawing steel billet over a mandrel through a precision ground die, creating a tube with uniform grain structure, hardness and a high degree of dimensional accuracy.

Unlike welded pipe, CDS pipe creates a seamless connection and is ideal for more stressful applications requiring higher quality, increased mechanical properties, uniformity, strength, and soundness. This feature, together with some of specialty alloy materials, expand our product applications to almost all industries that require high reliability under extreme environment, such as corrosive, high temperature, or highly pressured.

Depending on each client’s specific needs, we will order suitable alloy from our long-term partnered suppliers and our staff will then process raw materials through the production line. As raw material and direct labor coat combined accounts for more than 80% of total of cost products, yield rate which is the percentage of non-defective items of all produced items is critical to the profitability.

Industries	Percent of sales (LTM Period)	Selected Key Products by Material	Major Application / Uses
Oil & Gas	15%	● 304、304L、316、316L、2205、321

●   Widely used in the oil and gas industry as key components of drilling, exploration and production processes of oil and natural gas and for the transportation of these resources over both short and long distances

●   Used in the production equipment of by-products of oil and gas and waste recycle system

Electric Energy	30%	● 304、316L

●   Primarily used in power generating systems of both thermal and nuclear power plant for the high- pressure and high-temperature conveyance of water, gas, air, steam and other fluids

●  Also widely used in waste recycle systems where anti-corrosion feature is required

Automotive	18%	● 321、347H	● Primarily for fluid power applications such as hydraulic cylinders and hydraulic lines and for certain other automotive components

Other Industries (Primarily chemistry, food, and beverage industry)	37%	● 304、321、304L、316L、2205

●  Depending on demand we manufacture products fit into working requirement of client’s project. We supply a significant portion of products to chemistry industry where reliability and quality to stand under highly corrosive and pressured working environment is key

●  Also for plumbing and heating applications for the low-pressure conveyance of water, gas, air, steam and other fluids

Oil & Gas (15% of Net Sales from Continuing Operations for the LTM Period)

We manufacture and supply energy tubular products including Oil Country Tubular Goods (“OCTG”) and line pipe. OCTG is used in the oil and gas industry as key components of the drilling, exploration and production processes of oil and natural gas. Line pipe is used for the transportation of these resources over long and short distances. We manufacture a diversified line of OCTG and line pipe products in a variety of grades for use in oil and gas fields across China.

Electric Energy (30% of Net Sales from Continuing Operations for the LTM Period)

We manufacture and supply pipes and tubes for both thermal power and nuclear power plants. Ours products are widely applied in the power generating systems which require high quality and resistance against corrosion and pressure as the consequence for any leakage could be severe. China was the largest market in and before fiscal year 2017 for the electric energy pipe section, however India contributed the largest sales revenue for this section during fiscal year 2018 due to the increased power infrastructure investment in India and lack of manufacturing capacity of quality pipe in local region.

Automotive (18% of Net Sales from Continuing Operations for the LTM Period)

We manufacture and supply pipes for hydraulic mechanism components in automotive such as brake systems, steering columns and axles. We believe we are the leading company in this niche market as we have the lower defective rate compared with our competitors attributable to our specialized manufacturing technique for 321 and 347H pipe which are the most widely used alloy for this application. CRRC, the world’s largest supplier of rail transit equipment, is our biggest customer for this market section for piping component used in fluid conveyance and hydraulic mechanical systems.

Other Industrial Applications (37% of Net Sales from Continuing Operations for the LTM Period)

Our other industrial applications primarily consist of product applications in pharmaceutical, medical, chemical and food industries. Stainless steel has more than 150 grades with varying chromium and molybdenum contents to suit the environment the alloy must endure, and this diversity offers extensive applications in various industries. Our specialized manufacturing technique enables us to make products suitable to customer’s designed purposes.

Sales and Marketing

Our International Footprint

We sell our products to over 20 countries over the world as shown below.

We generate 65% of our sales revenue from China market where our manufacturing facility locates in. India and America account for 13% and 11% of our total revenues, respectively, during the fiscal years ended September 30, 2018 and 2017. The below chart details our revenue by percentage generated from top six international markets.

Our Competitive Strengths

Solutions Provider to Our Customers, With Commitment to Differentiated Service

We are committed to offering our customers superior product diversity, quality and reliability. As a result, we are able to serve as a “design-build shop” for many of our customers with numerous customer relationships of over 15 years in length. Our extensive and diversified manufacturing technique and equipment enable us to manufacture products customized for customer’s project demand, so our customers don’t need to go through numerous different suppliers and frustrating with different standards employed by each supplier. Moreover, our product mix, sophisticated logistics, information technology systems, and specialized manufacturing capabilities allow us to effectively bundle shipments, thereby reducing transportation costs. We produce over 3,000 distinct pipe and tube products in a broad range of sizes and shapes and we believe we are the only manufacturer of certain products in China such as automotive 304L and 347H stainless steel pipes which are widely used in hydraulic mechanisms, automotive applications such as brake systems, steering columns and axles, and various other industrial applications.

Low Fixed Cost and Highly Variable Cost Structure

Our scale and flexible manufacturing base enable us to maintain a highly variable cost structure, with variable costs accounting for 89% of total costs for the fiscal year 2018, of which steel accounts for 80% of total costs. We believe this cost structure, which is underpinned by our industry leading scale and network of facilities located in close proximity to suppliers and customers, is among the lowest compared to our competitors in China. The following chart illustrates the key components of our highly variable cost structure.

Efficient Operations with Significant Scale and Purchasing Power

We believe we are able to leverage our scale to drive procurement savings. Our manufacturing scale and raw material consumption also allow us to aggregate purchasing and obtain more favorable terms from our suppliers. Over the past several years, management has implemented cost and production efficiency initiatives, while managing capital expenditures to optimize physical assets. These improvements have allowed us to maintain lean manufacturing processes, which result in lower inventory levels, efficient change-overs and reduced customer lead times, enabling us to more successfully and profitably satisfy growing demand in the end markets related to products we sell.

Diversified Market and Territory Outreach

We believe we have diversified customer portfolio and territory outreach to mitigate impact by economic and industry cycle. Our customers spread over more than 10 industries in more than 20 countries, and we are still expanding to new areas, and this gives us protection against recession of one industry or one country.

Rigorous Quality Control

We established a comprehensive quality management system, implemented by a quality management system (QMS) in compliance with ISO 9001:2015 quality management systems. We use three-tier of product quality testing system to ensure that the products manufactured has a pass rate of 99.85% to provide our clients with high-quality, highly reliable products. We did not receive any product-quality complaints from our customers in the year of. We have had a fantastic reaction from customers, with a 98.5% percent customer satisfaction rate.

Experienced and Proven Management Team

Our senior management team has decades of leadership experience in the industrial steel pipe and tube industry, transportation and logistics and other relevant industrial sectors. Our management team and senior management intend to remain with us in the capacity of officers and/or directors, which will provide helpful continuity in advancing our strategic and growth goals.

Award-Winning Products and Operation

We have received numerous nationally recognized industry awards as well and province recognized awards. Notable awards and activities are detailed in chronological order as following:

●	Huadi Steel was granted ISO 9001 Authentication (certification based upon quality and consistency) in 1999;

●	Huadi Steel was recognized as a BV certification by Bureau Veritas of France in 2000; and passed American Standard ASTM (ASME) and the European standard EN in the same year of 2000;

●	Huadi Steel was recognized as a “Distinctive Rating of Corporate Credit Model Company” by Zhejiang Province as well as “Top 500 Private Company” and “Top 100 Bank Credit Company” by PRC in 2002;

●	Huadi Steel was awarded “Famous Brand of Zhejiang” by Zhejiang Province and certified by TUV in 2005;

●	Huadi Steel was awarded “A-class Enterprise” by Chinese Customs and “National Distinguished Enterprise for Employment” by PRC in 2006;

●	Huadi Steel was awarded “Famous Brand of Zhejiang” and “Distinguished Enterprise for Employment of Zhejiang” by Zhejiang Province in 2007;

●	Huadi Steel was recognized as a “High-Tech Enterprise” and “Distinctive Rating of Corporate Credit Model Company” by Zhejiang Province as well as “No. 328 of National Top 500 Private Companies” by PRC in 2008;

●	Huadi Steel was awarded “China Famous Brand” and “Top 100 Company of Zhejiang Manufacturing Industry” in 2009;

●	Our Chairman of the Board, Di Wang, was recognized as “National Influential People of Iron and Steel Industry” in 2010 by PRC;

●	Huadi Steel was recognized as “Famous-Brand Exports Enterprise” by Zhejiang Province, as well as “Distinctive Rating of Corporate Credit Company” by General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) of PRC in 2012;

●	Huadi Steel was awarded “AA Enterprise for Corporate Credit” by Zhejiang Province, as well as “AAA Enterprise for Taxation” by PRC in 2013;

●	Huadi Steel was recognized as “No. 336 of National Top 500 Private Manufacturing Companies” by PRC in 2014;

●	Huadi Steel was recognized as “Environmental-Friendly Enterprise” by Zhejiang Province, “Top 100 Companies of Wenzhou City” in 2015;

●	Huadi Steel was appraised as “Famous-Brand Enterprise” and “Famous Trademark” by Zhejiang Province in 2016;

●	Huadi Steel was recognized as “Distinguished Reliable Enterprise” by PRC in 2017; and

●	Huadi Steel was recognized as “No. 498 of National Top 500 Private Manufacturing Companies” by PRC in 2018.

We believe our national and province-level awards, reflect widespread recognition of our innovative products, national-recognized reputation as well as success in our industry.

Our Business Strategies

Our primary objective is to create value by sustaining growth in earnings and cash flows from operating activities over various economic cycles. To achieve this objective, we strive to improve our cost structure, provide high quality service and products, expand our product offerings and increase our market share.

Expand Leading Market Positions

We believe that our leading market position and scale are our most compelling competitive strengths. Our management team is focused on expanding market share, which we believe will generate operating leverage and improved financial performance. We believe this can be accomplished through acquisitions and organic initiatives, including offering new products, serving additional end markets and increasing customer penetration and geographic coverage. As part of our business strategy, we evaluate acquisition opportunities from time to time.

Optimize Our Portfolio and Product Mix to be Responsive to Market Conditions

We seek to maintain flexibility to adjust our product mix and rapidly respond to changing market conditions. While prioritizing our highest margin products, we regularly evaluate our portfolio of assets to ensure that our offerings are responsive to prevailing market conditions. We will assess and pursue opportunities to utilize, optimize and grow production capacity to capitalize on market opportunities.

Provide Superior Quality Products and Customer Service

Our products play a critical role in a variety of construction, infrastructure, equipment and safety applications. Our emphasis on manufacturing processes, quality control testing and product development helps us deliver a high-quality product to our customers. We focus on providing superior customer service through our geographic manufacturing footprint and continued development of our proprietary, vendor managed AIM system, as well as our experienced sales forces. We also seek to provide high-quality customer service through continued warehouse optimization, including increased digitization and automation of certain systems to debottleneck loading and dispatch logistics and improve truck availability. We believe that warehouse, transportation and shipping logistics and speed of delivery represents a key area of commercial differentiation relative to our competitors.

Focus on Efficient Manufacturing and Cost Management

We strive for continued operational excellence with the goal of providing high-quality products at competitive prices. Our operating personnel continually examine costs and profitability by product, plant and region. Our goal is to maximize operational benchmarks by leveraging skilled manufacturing and supply chain management processes.

Focus on Key Supplier Relationships

We believe that our relationships with our key suppliers provide a competitive advantage in serving our customers. Our ability to provide our suppliers with accurate information regarding our future demands is critical to this relationship. In doing so, we are focused on accurate demand planning and have invested in systems to enhance this function.

Execute Pricing Strategy to Pass Through Underlying Costs

We believe we have a track record of managing underlying commodity price exposure through our price negotiation, raw material procurement and inventory management program. In addition to managing underlying commodity prices, more recently we have had success in sharing transportation costs with our customers through our product pricing strategies, particularly for our electrical conduit products. We believe there is opportunity to implement this pricing strategy for our other products as well.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	a delay in adopting new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States or (3) our business is administered principally in the United States.

Corporate Information

Our principal executive office is located No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province, People’s Republic of China 325025. The telephone number of our principal executive offices is +86 057786598888. Our registered agent in Cayman Islands is Harneys Fiduciary (Cayman) Limited. Our registered office and our registered agent’s office in Cayman Islands are both at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our registered agent in the United States is [●]. We maintain a website at www.huadigroup.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

We are a Cayman Islands exempted company limited by ordinary shares. Our current corporate structure is as follows prior to completion of this offering:

The Offering

Shares Offered:	[●] ordinary shares (excluding the over-allotment discussed below)

Shares Outstanding Prior to the Offering:	[●] ordinary shares

Shares to be Outstanding after the Offering:	[●] ordinary share

Assumed Offering Price per ordinary share:	$[●] per ordinary shares

Gross Proceeds:	Approximately $[●]

Nasdaq Capital Market Symbol:	“---”

Transfer Agent:	[●]

Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our ordinary shares.

Closing of Offering:	The offering contemplated by this prospectus will close or terminate, as the case may be, upon the earlier of: (i) a date mutually acceptable to us and the Underwriter (ii) , 2020. If we complete this offering, net proceeds will be delivered to us on the closing date (such closing date being the above mutually acceptable date on or before , 2020). We will not complete this offering unless our application to list on the Nasdaq Capital Market is approved.

Use of Proceeds:	We intend to use the proceeds from this offering for [research and development, working capital and general corporate purposes]. See “Use of Proceeds” for more information.

Dividend Policy:	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

Selected Financial Information

In the table below, we provide you with historical selected financial data for the years ended September 30, 2018 and 2017 and for the six months ended March 31, 2019. This information is derived from our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this historical selected financial data, it is important that you read it along with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For Six Months Ended March 31th	For Fiscal Year Ended September 30
	2019	2018	2017
	US$ (audited)	US$ (audited)	US$ (audited)
Statement of operation data:
Revenues	$32,133,105	$60,386,004	$49,401,482
Cost of Sales	$(25,540,685)	$(47,142,750)	$(39,727,946)
Gross profit	$6,592,420	$13,243,254	$9,673,536
Total Operating expenses	$(3,331,769)	$(5,045,700)	$(4,575,906)
Operating Income	$3,260,651	$8,197,554	$5,097,630
Other non-operating expense, net	$(812,865)	$(1,611,930)	$6,260,436
Provision for income taxes	$(315,477)	$(1,268,668)	$(2,018,338)
Net income	$2,123,309	$5,316,956	$9,339,728
Net income attributable to Huadi International Group Co., Ltd.	$2,102,076	$5,263,786	$9,246,331
Earnings per share, basic and diluted	$0.11	$0.26	$0.46
Weighted average ordinary shares outstanding	20,000,000	20,000,000	20,000 ,000
Balance sheet data
Current assets	$49,828,770	$57,176,633	$59,690,548
Total assets	$69,299,660	$75,944,817	$79,207,055
Total liabilities	$50,361,979	$59,457,220	$67,197,733
Total equity	$18,937,681	$75,944,817	$79,207,055

RISK FACTORS

Before you decide to purchase our ordinary shares, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares could decline, perhaps significantly.

Risks Related to Our Business and Industry

Chinese government’s monitoring and macro-control of the market could hurt demand of our products.

Our company could be impacted by China’s macro-control policy on control of China’s steel and steel products industry. Sales of standard steel products might be cut to complete the annual task of overcapacity cut in steel industry. Stricter inspections against steel products might be conducted in key provinces. These macroeconomic and steel products industry trends have affected and will continue to have impact on customers’ demand of our products and therefore, might have an adverse influence on our operations and financial conditions.

The considerable uncertainty in Chinese economic growth could hurt demand of our products.

While China has been grown significantly over the past two decades, the growth rate may decrease due to uncertainties with respect to national structural control along with other factors. If China’s economy condition continues to slow, or even materially decline, demand for our products might be accordingly decreased. Therefore, our business might be adversely affected by the prolonged slowdown in the economic condition, which would negatively affect sales of our products, operations of our company and our financial conditions.

Tariffs could materially have a negative impact on demand of our products.

Our company might anticipate a significant increase of cost of goods as a result from tariffs on steel and steel products imports imposed by the US government. The federal government has already imposed a twenty-five (25) percent tariff on steel goods from nearly all foreign countries in 2019. You should not expect that our sales of products would offset the potential increase in the pricing of the steel products due to the increased tariffs. As the result of increasing costs, our potentially increased pricing could have an adverse effect on our operations and financial conditions.

Recent changes of US Law could materially and adversely affect demand of our products.

The Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), which President Trump signed into law on August 13, 2018, has broaden the authority of the Committee on Foreign Investment in the United States (“CFIUS”) and required mandatory notification of certain transactions, which including critical technology transactions and critical infrastructures. Rapid industrialization and infrastructural developments are one of the essential factors of seamless pipes market.  Sustained uncertainty about any of these end markets could cause our distributors and end use customers to delay purchasing, or determine not to purchase, our products or services. Therefore, such current and potential restrictions in technology and infrastructure industries may have an adverse effect on demand for our steel pipes products, which in turn will affect our financial conditions and operations.

Our business is also affected by global economic conditions, as the products we sell are discretionary.

As we offer a broad range of products exported to more than twenty (20) countries and districts as United States, European, Japan, South Korea, Singapore, Australia, Brazil, Israel, New Zealand, Dubai, Chile, etc, our products depend upon factors relating to global economic conditions such as consumers, employment rates, the amounts of consumers’ disposable income, business conditions, interest rates, consumer debt, availability of credit, and applicable taxation in regional and local markets where we sell our products. Oil and gas industry is one of the largest consumers of stainless steel seamless pipes. Oil prices experience a protracted slowdown and may therefore affect demand for steel pipes. Therefore, changes in global economic conditions and other factors beyond our control, could adversely affect our operations and financial conditions.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our products mainly serve as key components in projects and machines operated by our customers which are in a broad range of industries. Therefore, we are subject to the general changes in economic conditions affecting those industry segments of the economy. If the industry segments in which our customers operate do not grow or if there is a contraction in those industries, demand for our products will decrease. Demand for our products is typically affected by a number of overarching economic factors, including, but not limited to, interest rates, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall global economy. If there is a decline in economic activity in China and the other markets in which we operate or a protracted slowdown in industries on which we rely for our sales, demand for our products and our revenue will likewise decrease.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

The domestic market for stainless steel seamless pipes and related products is highly competitive. Our current or potential competitors include major steel pipes manufactures in China and overseas. Some of our competitors may have greater brand recognition, larger group of customers or vendors, longer operating histories as well as marketing resources than we do. Customers may weight their experience and resources over us in various ways, therefore increasing our competitor’s respective market shares.

You should not expect that we will be able to compete successfully against current or potential competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations. Failure to compete successfully against existing or new competitors may cause us to lose market share, customers and other business partners.

Any decline in the availability or increase in the cost of raw materials could materially affect our earnings.

The principal raw materials used to manufacture our products are various grades and forms of steel, from rolled steel bars, plates and sheets. Our pipe and fitting manufacturing operations depend heavily on the availability of various raw materials and energy resources. The availability of raw materials and energy resources may decline and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. This could result in a decrease in profit and damage to our reputation in our industry. In the event our raw material and energy costs increase; we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major vendors in each period to be those customers that accounted for more than 10% of our revenue in such period. We had one and one such major customer for the fiscal year ended September 30, 2018 and 2017, respectively. As the majority of our revenues are driven by customers’ orders for stainless steel seamless pipes products, there can be no assurance that we will maintain or improve the relationships with customers who does not have long-term contracts with us. Our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

The loss of any of our key vendors could have a materially adverse effect on our results of operations.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period. We had two and three such major suppliers for the fiscal year ended September 30, 2018 and 2017, respectively. We purchase raw materials on the market at prevailing market prices. We believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products.

Our inability to raise capital could have material adverse effect on our financial condition and results of operations.

Our production can be improved with additional production facilities and better equipment within the plant. We are raising capital through this offering for us to [grow our business by investing in research and development and building new facilities or acquiring existing facilities]. If we cannot raise capital and is unable to execute our business plan successfully, our customers may experience substantial delay in receiving our products, which could have a material adverse effect on our business relationship with them and our financial conditions.

We will require substantial additional funding in the future. There is no assurance that additional financing will be available to us.

We have been dependent upon proceeds received from shareholders’ equity contributions to meet our capital requirements in the past. We cannot assure you that we will be able to obtain capital in the future to meet our capital requirements for our standard stainless steel seamless pipes products and high-ends products development and to maintain operations and improve financial performance. If we were unable to meet our future funding requirements for working capital and for general business purposes, we could experience operating losses and limit our marketing efforts as well as decrease or eliminate capital expenditures. If so, our operating results, our business results and our financial position would be adversely affected. If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan or purchase additional equipment for our operations, and we would have to modify our business plans accordingly.

Rapid expansion could significantly strain our resources, management and operational infrastructure, which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expend capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

During any growth, we may encounter problems related to our operational and financial systems and controls, including quality control and delivery and production capacities.

Any significant growth in the market for our products or our entry into new markets may require additional employees for managerial, operational, financial and other purposes. As of the date of this prospectus, we have 390 employees. We would also need to continue to expand, train and manage our employees. Continued future growth will impose significant added responsibilities upon our management to identify, recruit, maintain, integrate, and motivate new employees.

We may encounter working capital shortage, as we may need additional funds to finance the purchase of materials and supplies, development of new products, and hiring of additional employees.

For effective growth management, we will be required to continue improving our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies, that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet increased demand and maintain the quality standards required by our existing and potential customers.

We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow internally through increasing the development of new products and improve the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, international trade and tariff barriers, unexpected costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our products in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Our business substantially dependent upon our key research and development personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

We compete for qualified personnel with other steel pipes products manufacturing companies. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations and financial performance. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may not be able to meet our business and financial goals.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark and domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our Chinese subsidiaries own 15 patents and 2 trademarks. All 15 patents and one of the trademarks have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office of China’s State Administration for Industry and Commerce (“SAIC”). The other trademark has been properly registered with the United States Patent and Trademark Office (“USTPO”). This intellectual property has allowed our products to earn market share in the industrial stainless steel industry.

The process of seeking patent protection can be lengthy and expensive, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire. However, patents are not renewable. Our 14 patents issued to us in 2019 have only 20 years of protection. Once these patents expire, our products may lose some market share if they are copied by our competitors. Then, our business revenue might suffer some loss as well.

Implementation of PRC intellectual property related laws and regulations has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

If we are not able to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition and results of operations would be materially and adversely affected.

The steel pipes products industry has trends of developing high-end and high-tech products to fulfill the changing customers’ demands. Furthermore, our competitors are constantly developing innovations in different types of steel pipe products to enhance customers’ experience. We continue to invest significant resources in our infrastructure, research and development and other areas to enhance our existing products as well as to introduce new stainless steel seamless pipe products that will attract more participants to our marketplaces. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plan. Our failure to innovate and adapt to these changes would have a material adverse effect on our business, financial condition and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract clients depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our products. Currently, we promote our brand through print media advertising, video advertising, billboard advertising and internet promotions. It is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

New lines of business or new products may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product. Furthermore, any new line of business and/or new products could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products could have a material adverse effect on our business, results of operations and financial condition.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our products and better serve our clients. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our products;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with clients, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products or that any new or enhanced products, if developed, will achieve market acceptance or prove to be profitable.

A lack of insurance could expose us to significant costs and business disruption.

Neither we nor our subsidiaries maintain any insurance to cover assets, property and potential liability of our business. The lack of insurance could leave our business inadequately protected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the foreign corrupt practices act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We will have operations, agreements with third parties and make sales in South-East Asia, which may experience corruption. Our proposed activities in Asia create the risk of unauthorized payments or offers of payments by one of the employees, consultants, or sales agents of our Company, because these parties are not always subject to our control. It will be our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or sales agents of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering and the concurrent private placement to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, the maximum amount of foreign debt that each of our PRC subsidiaries or our consolidated variable interest entity is allowed to borrow is two times of their respective net assets as indicated in their respective latest audited financial reports. Pursuant to circular 9 and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the MOC or its local counterpart, or two times of their respective net assets. With respect to our consolidated variable interest entity, the limit for the total amount of foreign debt is two times of its respective net assets pursuant to circular 9. Moreover, according to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to our consolidated variable interest entity for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. On March 30, 2015, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering and our private placement and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entities and their subsidiaries, in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from our initial public offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiaries and consolidated variable interest entity is RMB. Gains and losses from the re-measurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If the local governments deem our contribution to be not sufficient, we may be subject to late contribution fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our shareholders who directly or indirectly hold shares in Huadi International and who are known to us as being PRC residents have completed the foreign exchange registrations required in connection with our recent corporate restructuring.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares – People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Huadi International or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Huadi International or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

We are a company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares — People’s Republic of China Taxation.” As of September 30, 2018 and 2017, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to HK Beach, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015. Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Risks Related to Our Public Offering and Ownership of Our Ordinary Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following September 30. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.  As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rule requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company’s listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by the Public Company Accounting Oversight Board (“PCAOB”), an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The public offering price for our ordinary shares will be determined through negotiations between the Underwriter and us and may vary from the market price of our ordinary shares following our public offering. If you purchase our ordinary shares in our public offering, you may not be able to resell those shares at or above the public offering price. We cannot assure you that the public offering price of our ordinary shares, or the market price following our public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

●	In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

There may not be an active, liquid trading market for our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The public offering price was determined by negotiations between us and the Underwriter based upon a number of factors. The public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares. [●] shares will be outstanding immediately after this offering, if the firm commitment is completed. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The public offering price of our shares is substantially higher than the pro forma net tangible book value per ordinary share of our ordinary shares. Assuming the completion of the firm commitment offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per ordinary share from the price per ordinary share that you pay for the shares. Assuming the completion of the firm commitment offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $[●] or approximately [●]% in the pro forma net tangible book value per ordinary share from the price per ordinary share that you pay for the ordinary shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

USE OF PROCEEDS

After deducting the underwriting discount and estimated offering expenses payable by us, we expect to receive net proceeds of approximately $[●] from this offering.

Offering
Gross proceeds	$
Underwriting discounts and commissions ( % of gross proceeds)	$
[Underwriting non-accountable expenses ( % of gross proceeds)]	$
Miscellaneous underwriting expenses	$
Other offering expenses	$
Net proceeds	$

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. We intend to use the net proceeds of this offering as follows after we complete the remittance process, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Estimated Amount of Net Proceeds
[Product research and development]	$
[New production equipment purchase]
[New business assessment and acquisition]	$
[Talent acquisition and training]
Working capital
Total	$

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under section 37(3)(f) of the Companies Law of Cayman Islands law, we may only pay dividends (A) out of profits, (B) out of our share premium account, if we passes the solvency test, which requires us to be solvent and be able to pay our debts as they fall due in the ordinary course of business before and after the dividend payment), (C) out of the proceeds of a fresh issue of shares made for the purposes of the redemption or purchase, or (D) out of capital if (i) it is authorized by our articles of association and (ii) provided that we passed the solvency test.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See “Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

EXCHANGE RATE INFORMATION

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. (www.federalreserve.gov).

Period Ended	High Rate	Low Rate	Period End Rate	Average Rate
2016	6.9580	6.4480	6.9430	6.6400
2017	6.9575	6.4773	6.5063	6.7569
2018	6.9737	6.2649	6.8755	6.6090
2019
January	6.8708	6.6958	6.6958	6.7863
February	6.7907	6.6916	6.7112	6.7119
March	6.7381	6.6916	6.7112	6.7119
April	6.7418	6.6870	6.7347	6.7161
May	6.9182	6.7319	6.9027	6.8519
June	6.9298	6.8510	6.8977	6.8211
July	6.8927	6.8487	6.8833	6.8775
August	7.1628	6.8972	7.1543	7.0629
September	7.1786	7.0659	7.1477	7.1137
October (until October 25, 2019)	7.1473	7.0647	7.0647	7.1050

The consolidated balance sheet balances, with the exception of equity at March 31, 2019, September 30, 2018 and 2017 were translated at RMB 6.7112, RMB 6.8680 and RMB 6.6533 to US$1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of income and cash flows for the six months ended March 31, 2019, fiscal years ended September 30, 2018 and 2017 were RMB 6.8302, RMB 6.5444 and RMB 6.8104 to US$1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2019 on a pro forma as adjusted basis giving effect to the completion of the firm commitment offering at an assumed public offering price of $[●] per share and to reflect the application of the proceeds after deducting the estimated placement fees. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

Offering ([●] ordinary shares)

U.S. Dollars

As of September 30, 2019
	Actual		Pro Forma(1)
ASSETS
Current assets
Cash and cash equivalents	$		$
Restricted cash
Accounts receivable, net of allowance for doubtful accounts of $[**] and $[**], respectively
Advance to suppliers
Inventories
Prepaid expenses and other current assets
Total current assets

Property, plant and equipment, net
Investment in real estate, net
Deferred tax assets, net
TOTAL ASSETS	$		$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$		$
Unearned revenues
Wages payable
Other payables and accruals
Taxes payable
Due to related parties
Short-term bank borrowings
Bank acceptance bills
Total current liabilities

TOTAL LIABILITIES

COMMITMENTS AND CONTINGENCIES		-		-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 20,000,000 shares issued and outstanding		-
Additional paid-in capital
Statutory surplus reserve
Accumulated deficit
Accumulated other comprehensive loss
Non-controlling interests
Total shareholders’ equity

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$		$

(1)	Gives effect to the completion of the firm commitment offering at an assumed public offering price of $[●] per share and reflects the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses.

(2)	Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discount, underwriting expenses allowance and other estimated expenses. We expect to receive net proceeds of approximately $[●] ($[●] offering, less underwriting discount of $[●], non-accountable expense allowance of $[●] and offering expenses of $[●]).

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary shares and the pro forma net tangible book value per ordinary share after the offering. Dilution results from the fact that the per ordinary share offering price is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value attributable to shareholders at September 30, 2019 was $[●] or approximately $[●] per ordinary share. Net tangible book value per ordinary share as of September 30, 2019 represents the amount of total assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

We will have [●] ordinary shares outstanding upon completion of the offering. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after [---], 2019, will be approximately $[●] or $[●] per ordinary share. This would result in dilution to investors in this offering of approximately $[●] per ordinary share or approximately [●]% from the assumed offering price of $[●] per ordinary share. Net tangible book value per ordinary share would increase to the benefit of present shareholders by $[●] per share attributable to the purchase of the ordinary shares by investors in this offering.

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing ordinary shares based on the foregoing firm commitment offering assumptions.

	Offering Without Over-Allotment		Offering With Over-Allotment
Assumed offering price per ordinary share	$	[●]	$	[●]
Net tangible book value per ordinary share before the offering	$	[●]	$	[●]
Increase per ordinary share attributable to payments by new investors	$	[●]	$	[●]
Pro forma net tangible book value per ordinary share after the offering	$	[●]	$	[●]
Dilution per ordinary share to new investors	$	[●]	$	[●]

POST-OFFERING OWNERSHIP

The following chart illustrates our pro forma proportionate ownership, upon completion of the offering under firm commitment offering assumptions, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of commissions or expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration				Average Price
	Amount	Percent		Amount		Percent		Per Share
FIRM COMMITMENT OFFERING
Existing shareholders	[●]	[●]	%	$	[●]	[●]	%	$	[●]
New investors	[●]	[●]	%	$	[●]	[●]	%	$	[●]
Total	[●]	[●]	%	$	[●]	[●]	%	$	[●]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the six months ended March 31, 2019 and 2018 (“Interim Financial Statements”) are derived from our unaudited consolidated financial statements for the six months ended March 31, 2019 and 2018 included elsewhere in this prospectus. All amounts included herein with respect to the fiscal years ended September 30, 2018 and 2017 are derived from our audited consolidated financial statements (“Annual Financial Statements") included elsewhere in this prospectus. These Interim Financial Statements and Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Huadi International Group Co., Ltd. (“Huadi Steel,” “the Company,” “we,” “us”, “our” and similar terms) was incorporated in the Cayman Islands, with limited liabilities on September 27, 2018. The operating company was established in June 1992 in Zhejiang, China as a Private Limited Company in Medium and Heavy Industry. Our main business operation focuses on new products development, manufacturing, marketing and sales of stainless steel DOM pipes, tubes and stainless steel bar. The majority of our products are used in infrastructure and non-residential construction applications. We also supply products for use in the thermal and nuclear power plants, automotive, oil and gas, agricultural and industrial equipment, chemical engineering, and electricity markets. We manufacture many of our products to operate under specialized conditions, including in load-bearing, high-pressure, corrosive and high-temperature environments.

We are a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty (20) provinces in China. We also offer a broad range of products exported to more than twenty (20) countries and districts as United States, European, Japan, South Korea, Singapore, Australia, Brazil, Israel, New Zealand, Dubai, Chile, etc. Our products are widely used in oil & gas, chemistry engineering, foods, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. Our facilities have been licensed ISO9001 quality management systems since 1999.

Key Factors Affecting Our Results

Our results are primarily derived from the sale of steel pipe and tube products to various infrastructure and non-residential end markets in China and some other foreign countries. Our business is therefore dependent upon construction activity in these sectors of the economy. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Fluctuations in Prices of Steel and Other Costs - Fluctuations in steel prices can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the cost of steel coil represents over half of our total cost of sales, higher or lower cost steel affects our gross margins. Increases in the market price of steel typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of other raw materials, transportation and labor.

●	Economic Cycles - In addition to fluctuations in steel prices, demand for the products we manufacture is dependent on general economic cycles and infrastructure and non-residential construction end markets.

●	Inventory Levels - Customer and other manufacturer inventory levels of steel pipe and tube products can change significantly from period to period. During periods of rising steel prices, our customer base has demonstrated the desire to build inventory levels. During periods of decreasing steel prices, our customer base typically reduces inventory levels. We use a number of supply chain and inventory management techniques to help us mitigate the effect of these fluctuations.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfillment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

●	Fluctuations in Foreign Currency Exchange - We sell a significant portion of our products in countries outside of China (approximately 41.51% based on 2018 revenues). Historically, we have relied on lower wages and favorable exchange rates in China to make our products sold abroad competitive in price. If in any circumstances, China’s currency appreciates against the U.S. dollar, our advantage in price competitiveness might be impacted. To the extent the Chinese RMB start to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries.

Results of Operations

For the years ended September 30, 2018 and 2017

The following table summarizes the results of our operations for the years ended September 30, 2018 and 2017, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, in thousands of U.S. dollars)

	September 30, 2018		September 30, 2017
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$60,386	100.00%	$49,401	100.00%	$10,985	22.24%
Cost of revenues	47,143	78.07%	39,728	80.42%	7,415	18.66%
Gross profit	13,243	21.93%	9,673	19.58%	3,570	36.90%
Operating expenses
Selling, general and administrative expenses	3,342	5.53%	2,754	5.57%	588	21.36%
Research and development costs	1,447	2.40%	1,448	2.93%	(1)	(0.07)%
Provision and impairment charges	257	0.43%	375	0.76%	(118)	(31.47)%
Total operating expenses	5,046	8.36%	4,577	9.26%	469	10.25%
Income from operations	8,197	13.57%	5,096	10.32%	3,101	60.85%
Other income (expenses)
Interest income (expense), net	(2,083)	(3.45)%	(2,039)	-4.13%	(44)	2.16%
Gain on sale of land use right	-	-	8,783	17.78%	8,783	-
Other income (expense), net	471	0.78%	(483)	-0.98%	954	197.52%
Total other expenses, net	(1,612)	(2.67)%	6,261	12.67%	(7,873)	(125.75)%
Income before income taxes	6,585	10.9%	11,357	22.99%	(4,772)	(42.02)%
Provision for income taxes	1,337	2.21%	2,028	4.11%	(691)	(34.07)%
Net income	$5,248	8.69%	$9,329	18.88%	$(4,081)	(43.75)%

Revenues

Revenues increased by approximately $10.99 million or 22.24%, to approximately $60.39 million for the year ended September 30, 2018 from approximately $49.40 million for the year ended September 30, 2017. The increase in revenues was primarily driven by our expansion into the international market, especially our growth in India. For the year ended September 30, 2018, our export sales to India increased by $10.27 million, which represents 318% growth compared to the last fiscal year, due to the increased orders from thermal power plant market sector in India.

The following table presents our top 5 international markets by net revenues for the years ended September 30, 2018 and 2017.

	September 30, 2018		September 30, 2017
Top 5 International Markets:	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
China	$35,457,131	58.70%	$34,980,121	70.81%
India	13,497,542	22.35%	3,230,675	6.54%
US	5,542,392	9.18%	5,784,898	11.71%
Canada	2,745,347	4.55%	1,623,419	3.29%
Taiwan	739,810	1.23%	725,292	1.47%

The following table presents our estimated revenue percentage generated from major market sectors for the years ended September 30, 2018 and 2017.

	2018	2017
Oil & Gas	14%	15%
Electrical Energy	39%	15%
Automotive & Railway	16%	49%
Industrial	31%	21%

Gross profit

Our gross profit increased by approximately $3.57 million, or 36.9%, to approximately $13.24 million for the year ended September 30, 2018 from approximately $9.67 million for the year ended September 30, 2017. Gross profit margin was 21.93% for the year ended September 30, 2018, as compared to 19.58% for the year ended September 30, 2017. The increase of gross profit was consistent with the increase of revenues for fiscal 2018 as compared to fiscal 2017. The increase of gross profit margin was mainly due to increased sales of higher margin products and improved manufacturing technique which increased efficiency and decreased defect rate.

Selling, general and administrative (“SGA”) expenses

Selling, general and administrative expenses increased by approximately $0.59 million, or 21.36% to approximately $3.34 million for the year ended September 30, 2018 as compared to approximately $2.75 million for the year ended September 30, 2017. The increase of SGA expenses was mainly due to increased freight expenses for our international sales, and increased travelling and agency expenses related to the increased sales activities.

Research and development (“R&D”) expenses

Our research and development expenses remains at approximately the same for the two years ended September 30, 2018 and 2017. The R&D expenses were approximately $1.45 million for the two fiscal years. Management is committed to expanding our research and development activities.

Interest income (expense)

Our interest expense (net) increased by $43,540 to $2,082,680 for the year ended September 30, 2018, from $2,039,140 for the year ended September 30, 2017.  The increase of interest expense was mainly due to decreased interest income received from bank deposits in fiscal 2018 as compared to fiscal 2017.

Gain on sale of land use right

During the year ended September 30, 2017, the local government expropriated one of the properties the Company owned and compensated the Company RMB 62,203,195, equivalent to USD $9,349,224. The Company recognized gain on sale of the land use right of $8,782,807 and this was recorded by the Company as other income on the Company’s consolidated financial statements.

Provision for income taxes

Our provision for income taxes was approximately $1.34 million for the year ended September 30, 2018, a decrease of $0.69 million from approximately $2.03 million for the year ended September 30, 2017 mainly because we did not have one-time gain generated from sale of land use right in fiscal year 2018.

For the six months ended March 31, 2019 and 2018

The following table summarizes the results of our operations for the six months ended March 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, in thousands of U.S. dollars)

	March 31, 2019		March 31, 2018
Statement of Operations Data:	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$32,133	100.00%	$24,026	100.00%	$8,107	33.74%
Cost of revenues	25,541	79.48%	19,041	79.25%	6,500	34.14%
Gross profit	6,592	20.51%	4,985	20.75%	1,607	32.24%
Operating expenses
Selling, general and administrative expenses	2,396	7.46%	1,297	5.40%	1,099	84.73%
Research and development costs	1,047	3.26%	723	3.01%	324	44.81%
Provision and impairment charges	-	-	-	-	-	-
Total operating expenses	3,444	10.72%	2,020	8.41%	1,424	70.50%
Income from operations	3,148	9.80%	2,965	12.34%	183	6.17%
Other income (expenses)
Interest income (expense), net	(1,053)	(3.28)%	(998)	(4.15)%	(55)	5.51%
Other income (expense), net	231	0.72%	335	1.39%	(104)	(31.04)%
Total other expenses, net	(822)	(2.56)%	(663)	(2.76)%	(159)	23.98%
Income before income taxes	2,326	7.24%	2,302	9.58%	24	1.04%
Provision for income taxes	(287)	(0.89)%	(277)	(1.15)%	(10)	3.61%
Net income	$2,039	6.35%	$2,025	8.43%	$14	0.69%

Revenues

Revenues increased by approximately $8.11 million or 33.74%, to approximately $32.13 million for the six months ended March 31, 2019 from approximately $24.03 million for the six months ended March 31, 2018. The increase in revenues was primarily driven by our expansion in domestic market, especially in the domestic automotive & railway market sector, as well as the oil & gas sector.

The following table presents our top 5 international markets by net revenues for the six months ended March 31, 2019 and 2018

	March 31, 2019		March 31, 2018
Top 5 International Markets:	Sales Amount (In USD)	As % of Sales	Sales Amount (In USD)	As % of Sales
China	$22,867,488	71.17%	$14,598,146	60.76%
US	3,908,350	12.16%	1,463,268	6.09%
India	1,302,328	4.05%	4,355,693	18.13%
Canada	1,422,032	4.43%	2,012,725	8.38%
Mexico	1,045,944	3.26%	544,490	2.27%

The following table presents our estimated revenue percentage generated from major market sectors for the six months ended March 31, 2019 and 2018.

	2019	2018
Oil & Gas	20%	16%
Electrical Energy	7%	32%
Automotive & Railway	52%	30%
Industrial	21%	21%

Gross profit

Our gross profit increased by approximately $1.61 million, or 32.24%, to approximately $6.59 million for the six months ended March 31, 2019 from approximately $4.99 million for the same period in 2018. Gross profit margin was 20.52% for the six months ended March 31, 2019, as compared to 20.75% for the same period in 2018. The increase of gross profit was consistent with the increase of revenue for the fiscal half 2019 as compared to the fiscal half 2018. The slight decrease in gross margin for the six months ended March 31, 2019 was primarily attributable to the fluctuations of raw material cost.

Selling, general and administrative (“SGA”) expenses

SGA expenses increased by approximately $1.10 million, or 84.73%, to approximately $2.40 million for the six months ended March 31, 2019 from approximately $1.30 million for the same period in 2018. The increase of SGA expenses was mainly due to the increased freight expenses and agent fees for our increased domestic and international sales.

Research and development (“R&D”) expenses

Our research and development expenses increased approximately $0.32 million to $1.05 million for the six months ended March 31, 2019 from approximately $0.72 million for the same period in 2018. The increase was due to we had more research and development activities to improve our manufacturing efficiency during the six months ended March 31, 2019.

Interest income (expense)

Our interest expense (net) increased by $54,869 to approximately $1.05 million for the six months ended March 31, 2019 from approximately $1.00 million for the same period in 2018.  The slight increase of interest expense was mainly due to increased bank interest incurred during the six months ended March 31, 2019 comparing to the same period in 2018.

Provision for income taxes

Our provision for income taxes was $287,478 for the six months ended March 31, 2019, an increase of $10,087 from $277,391 for the same period in 2017 due to increased net income before income taxes.

Cash Flow Summary

	Six Months Ended March 31	Year Ended September 30,	Year Ended September 30,
	2019	2018	2017
Net cash provided by (used in) operating activities	$3,058,311	$1,209,770	$(11,243,130)
Net cash (used in) provided by investing activities	(544,788)	(527,755)	8,823,572
Net cash (used in) provided by financing activities	(3,634,397)	(102,512)	1,860,568
Effect of exchange rate changes on cash and cash equivalents	10,693	(52,369)	(10,113)
Net increase (decrease) in cash and cash equivalents	$(1,120,874)	$579,503	$(558,990)
Cash and cash equivalents, beginning of period	1,308,378	781,244	1,350,347
Cash and cash equivalents, end of period	198,197	1,308,378	781,244

Operating Activities:

Net cash provided by operating activities for the six months ended March 31, 2019 was approximately $3.06 million, which was primarily attributable to a net profit approximately $2.04 million, adjusted for non-cash items for approximately $0.30 million and adjustments for changes in working capital approximately $0.73 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $7.17 million – our accounts receivable decreased significantly due to our accelerated collection from both our international and domestic projects, especially from our customers in India. For the six months ended March 31, 2019, we had an overall sales outstanding of 66 days compared with 182 days in fiscal year 2018;

(ii)	decrease in notes receivable of approximately $2.67 million and decrease in notes payable of approximately $2.70 million – notes receivable consists of bank acceptance note we received from our customer while notes payable consists of bank acceptance note we issue to our supplier for procurement;

(iii)	increase in advances to suppliers of approximately $6.20 million – we paid a significant amount to one major supplier in advance during the first fiscal half 2019 as some of our bank loans are required by our lending banks to be directly deposited into our suppliers’ bank account once those loans were released. This is a common practice implemented by the bank to reduce their risk in China and we are able to negotiate a favorable purchasing term with our major supplier in exchange of the significant advance payment;

(iv)	decrease in advance from customer of approximately $3.94. million, primarily because of our product delivery to our customers which offsets their outstanding advance payments;

Net cash provided by operating activities for the fiscal year ended September 30, 2018 was approximately $1.2 million, which was primarily attributable to a net profit approximately $5.25 million, adjusted for non-cash items for approximately $0.93 million and adjustments for changes in working capital approximately $4.97 million. The adjustments for changes in working capital mainly included:

(i)	increase in accounts receivable of approximately $2.91 million – our accounts receivable increased due to our growth of sales, especially in India. For the fiscal year ended September 30, 2018, we had an overall sales outstanding of 182 days. We supplied a significant portion of our products to market sectors of oil & gas and electrical energy which are generally public owned entities, and the typical payment term with those customers is 6 month. When our customers request for payment extension, we carefully review the background of the projects and the status of each construction project. We only grant payment extension to our customers when they have healthy financial standings, have no records of delinquent payments and can demonstrate their ability to continuing making the payments. Our management team believes that the risk of writing off the accounts receivable is low because of the involvement of various levels of governments;

(ii)	decrease in advances to suppliers of approximately $7.09 million primarily due to the increased purchase of raw materials, which offsets the outstanding advance balance, to support our growing orders generated from both domestic and international markets;

(iii)	decrease in accounts payable of approximately $7.45 million;

(iv)	increase in advance from customers of approximately $3.48 million due to increased deposits we collected from customers for their orders;

(v)	decrease in other payables of approximately $4.83 million.

Net cash used in operating activities for the fiscal year ended September 30, 2017 was approximately $11.24 million, which was primarily attributable to a net profit approximately $9.33 million, adjusted for non-cash items for approximately $7.56 million and adjustments for changes in working capital approximately $13.01 million. The adjustments for changes in working capital mainly included:

(i)	increase in advances to suppliers of approximately $7.89 million - we paid a significant amount to one major supplier in advance during the fiscal year 2017 as some of our bank loans are required by our lending banks to be directly deposited into our suppliers’ bank account once those loans were released. This is a common practice implemented by the bank to reduce their risk in China and we are able to negotiate a favorable purchasing term with our major supplier in exchange of the significant advance payment;

(ii)	decrease in other receivable of approximately $4.30 million;

(iii)	decrease in accounts payable of approximately $8.70 million;

(iv)	decrease in notes payable of approximately $2.12 million due to repayments of bank acceptance notes we issued to our suppliers;

(v)	increase in tax payables of approximately $2.06 million.

Investing Activities:

Net cash used in investing activities was $576,854 for the six months ended March 31, 2019. It was primarily attributable to the addition of fixed assets for production needs during the fiscal year.

Net cash used in investing activities was $527,755 for the year ended September 30, 2018. It was primarily attributable to the addition of fixed assets for production needs during the fiscal year.

Net cash provided by investing activities was $8,823,572 for the year ended September 30, 2017. It was primarily attributable to the sale of one of land use rights we owned. During the year ended September 30, 2017, the local government expropriated one of the properties the Company owned and compensated the Company RMB 62,203,195, equivalent to USD $9,349,224. The Company recognized gain on sale of the land use right of $8,782,807 and this was recorded by the Company as other income on the Company’s consolidated financial statements.

Financing Activities:

Net cash used in financing activities was approximately $3.63 million for the six months ended March 31, 2019. It was primarily attributable to the net repayments of bank borrowings with an approximate amount of $5.92 million, plus net proceeds received from related parties with the approximate amount of $1.24 million.

Net cash used in financing activities was approximately $0.10 million for the year ended September 30, 2018. It was primarily attributable to the cash outflow to the restricted cash account of approximately $1.05 million, plus net proceeds received from related parties with the approximate amount of $0.61 million.

Net cash provided by financing activities was approximately $1.86 million for the year ended September 30, 2017. It was primarily attributable to the cash outflow to the restricted cash account of approximately $1.85 million.

Liquidity and Capital Resources

Primary Sources and Uses of Liquidity

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our Revolving Credit Facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of steel pipe, tube and ancillary products to our customers at margins sufficient to cover fixed and variable expenses.

As of March 31, 2019, September 30, 2018 and 2017, we had cash and cash equivalents of $198,197, $1,308,378, and $781,244, respectively. We believe that our current cash, cash to be generated from our operations and access to help from our related party will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Substantially all of our operations are conducted in China and a majority portion of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Accounts Receivable

As of March 31, 2019, September 30, 2018 and 2017, the Company had accounts receivable net of allowance of $9.17 million, $16.09 million and $14.00 million, respectively. The Company’s customers are for the most part, various levels of government and state-owned entities. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 6 months to its customers. However, our customers sometimes still require additional time for payment, depending on their internal cash flow budget or various levels of approvals. Due to uncertainty of the timing of collection, the Company established allowance for doubtful account based on the aging of accounts receivable. The Company reserves 5% of accounts receivable balances that have been outstanding within 1 year, reserves 10% of accounts receivable balances that have been outstanding between 1 year and 2 years, reserves 30% of receivable balances that have been outstanding between 2 years to 3 years, and reserves 100% of receivable balances that have been outstanding more than 3 years. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The following is an aged analysis of accounts receivables (net of allowance for doubtful accounts):

	As of September 30,
	2018	2017
Less than 1 year	$12,985,259	$9,619,980
1 – 2 years	1,507,387	2,068,785
2 – 3 years	832,746	398,164
Greater than 3 years	762,776	1,917,263
Accounts receivable, net	$16,088,168	$14,004,192

There was no bad debt write-off recorded by the Company during the six months ended March 31, 2019 and for the years ended September 30, 2018 and 2017.

The Company does not believe it has a material collection risk under its business model, nor does it believe that macroeconomic issues will have a negative impact on its collectability. The Company expects the business will continue to grow due to innovation and the urbanization process in China. Thus, the Company does not believe the collection issues will impact its liquidity adversely.

Credit Facility

We mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in Note 10 under our Consolidated Financial Statements. As of March 31, 2019, we had 30 outstanding short-term loans provided by five (5) banks, totaling RMB 217,532,840 in the aggregate, or approximately $32.41 million. Each of these borrowings has a term of six months to one year and, as per our agreement with these banks, all of the loans can be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the funds from the prior loan. Some of these loans have fixed interest rate while others have a variable rate. The average interest rate was 5.43% for the outstanding bank loans as of March 31, 2019.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets as a result of our business growth. Our capital expenditures amounted to $0.60 million for the six months ended March 31, 2019, and $0.53 million and $0.31 million for the years ended September 30, 2018 and 2017, respectively.

Contractual Obligations

There were no significant contractual obligations and commercial commitments, other than our bank borrowings as disclosed in Credit Facility section, as of March 31, 2019, September 30, 2018 and 2017.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the six months ended March 31, 2019 and for the years ended September 30, 2018 and 2017, that have or that in the opinion of management are likely to have, a current or future material effect on our consolidated financial condition or results of operations.

Future Related Party Transactions

After completion of this Offering, the Corporate Governance Committee of our Board of Directors (which we will establish and which will consist solely of independent directors) must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.1% for 2018, 1.6% for 2017 and 2.0% in 2016.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Under PRC law, each of our affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. As of March 31, 2019, our PRC subsidiaries had no statutory reserve as we had accumulated deficit, therefore we are not obligated to set aside statutory reserve until we have retained earnings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. Our market risk exposure is generally limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

Our revenue is exposed to the market risk of price fluctuations related to the sale of our steel pipe. Prices for the steel pipe that we sell are generally determined by market forces. These prices may be influenced by factors such as supply and demand, production costs (including the costs of our raw materials) and global and domestic economic growth. Adverse changes in any of these factors may reduce the revenue that we receive from the sale of our steel pipe. Our costs are also exposed to fluctuations in prices for the purchase, processing and production of metal scrap, steel billets and other raw material inputs. Historically, we have generally been able to pass along price increases to our customers; however, we may be unable to do so in the future. We do not engage in commodity price hedging activities.

BUSINESS

Overview

Huadi International Group Co., Ltd. (“Huadi Steel,” “the Company,” “we,” “us”, “our” and similar terms) was incorporated in the Cayman Islands, with limited liabilities on September 27, 2018. The operating company was established in June 1992 in Zhejiang, China as a Private Limited Company in Medium and Heavy Industry. Our main business operation focuses on new products development, manufacturing, marketing and sales of stainless steel seamless pipes, tubes and stainless steel bar.

We are a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty (20) provinces in China. We also offer a broad range of products exported to more than twenty (20) countries and districts as United States, European, Japan, South Korea, Singapore, Australia, Brazil, Israel, New Zealand, Dubai, Chile, etc. Our products are widely used in oil & gas, chemistry engineering, foods, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. Our facilities have been licensed ISO9001 quality management systems since 1999.

We are a national recognized brand. Our core product “HuaGang” stainless steel seamless pipe has been recognized as well-known trademark by the National Intellectual Property Administration of PRC. We have been rewarded as High-Tech Enterprise of Zhejiang, Famous Brand of Zhejiang Province, Fortune 500 Private Companies, Technology Innovation Model Company, Distinguished Enterprise for Employment as well as AAA Grade Enterprise with distinctive rating of corporate credit status of PRC. Huadi Steel has huge impact across domestic and international steel pipes industry with enhanced market prospects.

We are offering a comprehensive range of products with a specialty in high-end products such as 347H corrosion and acid-resistant stainless steel seamless pipes, S32205 duplex stainless steel plates and automobile steel plates, bright steel pipes as well as precision tubes. We manufacture products by using innovative technologies as cold-rolling and perforation with product test and certification. Our leading-edge products are especially valuable for sustainable development of our company.

Industry Overview

All the information and data presented in this section have been derived from Deloitte’s industry report in 2H 2018 titled “Overview of the Steel and Iron Ore Market,” unless otherwise noted. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Steel production in China

In 2018, China’s steel production reached more record highs, peaking at 2.7 million tons per day in June compared to last year’s record of 2.5 million tons per day. This is an equivalent of 950 million tons per annum provided that high prices continue to prop up output. However, the Chinese government is likely to periodically impose restrictions on steel production volumes in 2018-2019 based on environmental considerations.

Nevertheless, significant production growth in 1H 2018 makes it possible to expect annual production growth at 4.5 percent versus 3 percent in 2017. In 2019, growth is set to be moderate and is likely to reach just 1 percent on the back of weak demand for steel in the construction industry and lower inventories due to lower prices.

Consumption in China

The current economic conditions negatively affect steel consumption in China. Despite the significant GDP growth in 2017 and 1H 2018, the pace of fixed investment is slowing down. Overall, in 2017, fixed investment increased by 7.2 percent compared to the peak level of 9.2 percent reached in March 2017. Meanwhile, in June 2018, fixed investment fell to 6 percent, a record low in the history of measurement since 1997. The industrial growth accelerated from 6 percent in 2016 to 6.6 percent in 2017. However, according to the EIU, it would slow down t o6.4 percent in 2018 when lending conditions are tightened. The Chinese government’s decision not to hike interest rates will negatively impact the industrial growth and has already resulted in a weaker yuan versus USD, which is aggravated by the trade dispute between China and the US.

The construction sector, including the infrastructure and real estate segments, will remain critical to the overall demand for steel in China, as it accounts for almost two-thirds of the country’s steel consumption. Meanwhile, access to mortgage loans in China worsened. In June 2018, the government scaled back China Bank’s program for providing new housing, which accounted for up to 25 percent of the total housing lending in 2017.

In an environment of economic slowdown, the government would strive to increase financial liquidity, funneling it to small and medium business as opposed to housing or infrastructure to avoid a corporate/private debt bubble in the latter segments. One third of China’s steel consumption (ex-construction) is used in shipbuilding, the automotive industry, consumer, electronics and industrial goods production. In 2017, the automotive industry’s output rose by 3.2 percent, which is significantly below the 14 percent level reached in 2016. The 2017 slowdown can be partially attributed to a reduction in tax benefits for new car purchases and ownership restrictions intended for combating pollution. The automotive industry’s growth accounts for 10 percent of the total demand for steel in China and is set to remain relatively low (below 5 percent) in 2018-2019.

After a slow start in 2018, the total steel consumption in China accelerated in March – May, with the EIU expecting it to increase by 2.5 percent this year. Later, China’s GDP is likely to contract due to lower construction activity in 2H 2018, which is likely to result in inventory accumulation, given the high steel output. Hence, in 2019, steel consumption growth in China is expected to fall to 1 percent in 2019.

Corporate Structure

Below is a chart illustrating our current corporate structure:

Huadi International Group Co., Ltd. (“Huadi International”) was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 500,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. There are 20,000,000 ordinary share issued and outstanding. Huadi International is a holding company and is currently not actively engaging in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”) was incorporated on October 2, 2018 under the laws of British Virgin Islands. Under its memorandum of association, Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International. Yongqiang Tuoxing is a holding company and is currently not actively engaging in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”) was incorporated on November 7, 2018 under the laws of Hong Kong SAR. HK Beach is a wholly owned subsidiary of Yongqiang Tuoxing. It is a holding company and is not actively engaging in any business.

Wenzhou Hongshun Stainless Steel Limited (“Hongshun”) was incorporated on June 3, 2019 under the laws of PRC. Hongshun is a wholly owned subsidiary of HK Beach. It is a holding company and is not actively engaging in any business.

Huadi Steel Group Limited (“Huadi Steel”) was incorporated on November 12, 1998 under the laws of PRC. Huadi Steel is a 99% owned subsidiary of Hongshun. It is our operating entity that engages in the manufacture and distribution of industrial steel pipe and tube products.

Our Products

We offer a comprehensive range of products to provide the benefits of a “design-build shop” to approximately 400 steel pipe and tube customers with numerous customer relationships of over 15 years in length. We produce over 3,000 distinct pipe and tube products in a broad range of materials, sizes and shapes and we believe we are the only manufacturer in China of certain products, such as automotive 304L and 347H stainless steel pipes which are widely used in hydraulic mechanisms, automotive applications such as brake systems, steering columns and axles, and various other industrial applications. Consequently, we are able to customize our product offerings based on customers’ project demand, whether it’s highly corrosive environment such as chemical waste transmission line pipe or extremely pressured thermal power generator pipe, or mix of both, we can make it and deliver on time.

We employ a broad array of finishing techniques, most importantly Cold Drawn Seamless (“CDS”) which is the technique used for manufacturing all our products, and this differentiates us from other steel pipe manufacturers that employ alternative finishing techniques such as Electric Resistance Weld (“ERW”). CDS pipe/tubing is widely used for applications where precise dimensional and mechanical tolerances are required. The product is manufactured by drawing steel billet over a mandrel through a precision ground die, creating a tube with uniform grain structure, hardness and a high degree of dimensional accuracy.

Unlike welded pipe, CDS pipe creates a seamless connection and is ideal for more stressful applications requiring higher quality, increased mechanical properties, uniformity, strength, and soundness. This feature, together with some of specialty alloy materials, expand our product applications to almost all industries that require high reliability under extreme environment, such as corrosive, high temperature, or highly pressured.

Depending on each client’s specific needs, we will order suitable alloy from our long-term partnered suppliers and our staff will then process raw materials through the production line. As raw material and direct labor coat combined accounts for more than 80% of total of cost products, yield rate which is the percentage of non-defective items of all produced items is critical to the profitability.

Industries	Percent of sales (LTM Period)	Selected Key Products by Material	Major Application / Uses
Oil & Gas	15%	● 304、304L、316、316L、2205、321

●   Widely used in the oil and gas industry as key components of drilling, exploration and production processes of oil and natural gas and for the transportation of these resources over both short and long distances

●   Used in the production equipment of by-products of oil and gas and waste recycle system

Electric Energy	30%	● 304、316L

●   Primarily used in power generating systems of both thermal and nuclear power plant for the high- pressure and high-temperature conveyance of water, gas, air, steam and other fluids

●  Also widely used in waste recycle systems where anti-corrosion feature is required

Automotive	18%	● 321、347H	● Primarily for fluid power applications such as hydraulic cylinders and hydraulic lines and for certain other automotive components

Other Industries (Primarily chemistry, food, and beverage industry)	37%	● 304、321、304L、316L、2205

●  Depending on demand we manufacture products fit into working requirement of client’s project. We supply a significant portion of products to chemistry industry where reliability and quality to stand under highly corrosive and pressured working environment is key

●  Also for plumbing and heating applications for the low-pressure conveyance of water, gas, air, steam and other fluids

Oil & Gas (15% of Net Sales from Continuing Operations for the LTM Period)

We manufacture and supply energy tubular products including Oil Country Tubular Goods (“OCTG”) and line pipe. OCTG is used in the oil and gas industry as key components of the drilling, exploration and production processes of oil and natural gas. Line pipe is used for the transportation of these resources over long and short distances. We manufacture a diversified line of OCTG and line pipe products in a variety of grades for use in oil and gas fields across China.

Electric Energy (30% of Net Sales from Continuing Operations for the LTM Period)

We manufacture and supply pipes and tubes for both thermal power and nuclear power plants. Ours products are widely applied in the power generating systems which require high quality and resistance against corrosion and pressure as the consequence for any leakage could be severe. China was the largest market in and before fiscal year 2017 for the electric energy pipe section, however India contributed the largest sales revenue for this section during fiscal year 2018 due to the increased power infrastructure investment in India and lack of manufacturing capacity of quality pipe in local region.

Automotive (18% of Net Sales from Continuing Operations for the LTM Period)

We manufacture and supply pipes for hydraulic mechanism components in automotive such as brake systems, steering columns and axles. We believe we are the leading company in this niche market as we have the lower defective rate compared with our competitors attributable to our specialized manufacturing technique for 321 and 347H pipe which are the most widely used alloy for this application. CRRC, the world’s largest supplier of rail transit equipment, is our biggest customer for this market section for piping component used in fluid conveyance and hydraulic mechanical systems.

Other Industrial Applications (37% of Net Sales from Continuing Operations for the LTM Period)

Our other industrial applications primarily consist of product applications in pharmaceutical, medical, chemical and food industries. Stainless steel has more than 150 grades with varying chromium and molybdenum contents to suit the environment the alloy must endure, and this diversity offers extensive applications in various industries. Our specialized manufacturing technique enables us to make products suitable to customer’s designed purposes.

Sales and Marketing

Our International Footprint

We sell our products to 19 countries over the world as shown below.

We generate 65% of our sales revenue from China market where our manufacturing facility locates in. India and America account for 13% and 11% of our total revenues respectively during the fiscal years ended September 30, 2018 and 2017. The below chart details our revenue by percentage generated from top six international markets.

Our Steel Pipe and Tube Customers

China

For China market we supplied a significant portion of our products to market sectors of oil & gas, electrical energy, pharmaceutical, and automotive which are generally public owned entities. We also supply to other industries, include agriculture, chemistry, and construction which are generally privately-owned entities. Our major customers consist of the China National Petroleum Corporation and Sinopec, the largest oil and gas companies in China and CRRC, the world’s largest supplier of rail transit equipment.

India

Our major customer in India is the leading power company who we have partnered with for more than 10 years. We primarily supply CDS pipe made of various stainless steel materials for applications in thermal power generating system.

United States

We primarily sell to US through our dealers for engineering and pharmaceutical equipment piping products, we also sell a significant portion to automotive manufacturers for oil and hydraulic piping products used in engine and braking system.

Major Customers

For the fiscal year ended September 30, 2018, we had one customer that accounts for more than 10% of our revenue:

Number	Customer Name	Product	% of total 2018 revenue
1	Bharat Heavy Electricals Limited	Seamless stainless steel tube	22.33%

For the fiscal year ended September 30, 2017, we had one customer that accounts for more than 10% of our revenue:

Number	Customer Name	Product	% of total 2017 revenue
1	Warren Alloy Value & Fitting Co., L.P.	Seamless stainless steel tube	11.68%

Our Suppliers and Raw Material Input

Our primary raw material input is stainless steel billet. There are over 150 grades of stainless steel, of which 15 are most commonly used. Depending on each client’s specific needs, we purchase specific type of stainless steel billet and different manufacturing techniques are used for processing raw materials into finished goods to make sure the products meet customer’s quality standard.

We purchase our raw materials from a variety of sources and consolidate purchases among our top suppliers to improve cost and delivery terms. We maintain flexibility to purchase raw materials from a variety of sources based on price, availability and end-user specifications. For example, we maintain active relationships with other suppliers to ensure alternative sources of supply. We have also developed supply programs with certain of our key suppliers that we believe provide us with reduced lead times for steel purchases relative to our competitors. We believe our scale is a key competitive advantage, as we are able to leverage our purchasing volume and market insights to obtain more favorable terms from our suppliers and drive procurement savings.

For the fiscal year ended September 30, 2018, we had two (2) suppliers that accounts for more than 10% of our revenue:

Number	Supplier Name	Raw Material	% of total 2018 purchase
1	Taizhou Huadi Shiye Co., Ltd.	Steel ingot	29.02%
2	Yantai Huaxin Stainless Steel Co., Ltd.	Steel	12.97%

For the fiscal year ended September 30, 2017, we had three (3) suppliers that accounts for more than 10% of our revenue:

Number	Supplier Name	Raw Material	% of total 2017 purchase
1	Yantai Huaxin Stainless Steel Co., Ltd.	Steel	15.67%
2	Wenzhou Baoqing Steel Co., Ltd.	Steel	13.68%
3	Taizhou Huadi Shiye Co., Ltd.	Steel ingot	11.41%

Our Competitive Strengths

Solutions Provider to Our Customers, With Commitment to Differentiated Service

We are committed to offering our customers superior product diversity, quality and reliability. As a result, we are able to serve as a “design-build shop” for many of our customers with numerous customer relationships of over 15 years in length. Our extensive and diversified manufacturing technique and equipment enable us to manufacture products customized for customer’s project demand, so our customers don’t need to go through numerous different suppliers and frustrating with different standards employed by each supplier. Moreover, our product mix, sophisticated logistics, information technology systems, and specialized manufacturing capabilities allow us to effectively bundle shipments, thereby reducing transportation costs. We produce over 3,000 distinct pipe and tube products in a broad range of sizes and shapes and we believe we are the only manufacturer of certain products in China such as automotive 304L and 347H stainless steel pipes which are widely used in hydraulic mechanisms, automotive applications such as brake systems, steering columns and axles, and various other industrial applications.

Low Fixed Cost and Highly Variable Cost Structure

Our scale and flexible manufacturing base enable us to maintain a highly variable cost structure, with variable costs accounting for 89% of total costs for the fiscal year 2018, of which steel accounts for 80% of total costs. We believe this cost structure, which is underpinned by our industry leading scale and network of facilities located in close proximity to suppliers and customers, is among the lowest compared to our competitors in China. The following chart illustrates the key components of our highly variable cost structure.

Efficient Operations with Significant Scale and Purchasing Power

We believe we are able to leverage our scale to drive procurement savings. Our manufacturing scale and raw material consumption also allow us to aggregate purchasing and obtain more favorable terms from our suppliers. Over the past several years, management has implemented cost and production efficiency initiatives, while managing capital expenditures to optimize physical assets. These improvements have allowed us to maintain lean manufacturing processes, which result in lower inventory levels, efficient change-overs and reduced customer lead times, enabling us to more successfully and profitably satisfy growing demand in the end markets related to products we sell.

Diversified Market and Territory Outreach

We believe we have diversified customer portfolio and territory outreach to mitigate impact by economic and industry cycle. Our customers spread over more than 10 industries in more than 20 countries, and we are still expanding to new areas, and this gives us protection against recession of one industry or one country.

Rigorous Quality Control

We established a comprehensive quality management system, implemented by a quality management system (QMS) in compliance with ISO 9001:2015 quality management systems. We use three-tier of product quality testing system to ensure that the products manufactured has a pass rate of 99.85% to provide our clients with high-quality, highly reliable products. We did not receive any product-quality complaints from our customers in the year of. We have had a fantastic reaction from customers, with a 98.5% percent customer satisfaction rate.

Experienced and Proven Management Team

Our senior management team has decades of leadership experience in the industrial steel pipe and tube industry, transportation and logistics and other relevant industrial sectors. Our management team and senior management intend to remain with us in the capacity of officers and/or directors, which will provide helpful continuity in advancing our strategic and growth goals.

Award-Winning Products and Operation

We have received numerous nationally recognized industry awards as well and province recognized awards. Notable awards and activities are detailed in chronological order as following:

●	Huadi Steel was granted ISO 9001 Authentication (certification based upon quality and consistency) in 1999;

●	Huadi Steel was recognized as a BV certification by Bureau Veritas of France in 2000; and passed American Standard ASTM (ASME) and the European standard EN in the same year of 2000;

●	Huadi Steel was recognized as a “Distinctive Rating of Corporate Credit Model Company” by Zhejiang Province as well as “Top 500 Private Company” and “Top 100 Bank Credit Company” by PRC in 2002;

●	Huadi Steel was awarded “Famous Brand of Zhejiang” by Zhejiang Province and certified by TUV in 2005;

●	Huadi Steel was awarded “A-class Enterprise” by Chinese Customs and “National Distinguished Enterprise for Employment” by PRC in 2006;

●	Huadi Steel was awarded “Famous Brand of Zhejiang” and “Distinguished Enterprise for Employment of Zhejiang” by Zhejiang Province in 2007;

●	Huadi Steel was recognized as a “High-Tech Enterprise” and “Distinctive Rating of Corporate Credit Model Company” by Zhejiang Province as well as “No. 328 of National Top 500 Private Companies” by PRC in 2008;

●	Huadi Steel was awarded “China Famous Brand” and “Top 100 Company of Zhejiang Manufacturing Industry” in 2009;

●	Our Chairman of the Board, Di Wang, was recognized as “National Influential People of Iron and Steel Industry” in 2010 by PRC;

●	Huadi Steel was recognized as “Famous-Brand Exports Enterprise” by Zhejiang Province, as well as “Distinctive Rating of Corporate Credit Company” by General Administration of Quality Supervision, Inspection and Quarantine (AQSIQ) of PRC in 2012;

●	Huadi Steel was awarded “AA Enterprise for Corporate Credit” by Zhejiang Province, as well as “AAA Enterprise for Taxation” by PRC in 2013;

●	Huadi Steel was recognized as “No. 336 of National Top 500 Private Manufacturing Companies” by PRC in 2014;

●	Huadi Steel was recognized as “Environmental-Friendly Enterprise” by Zhejiang Province, “Top 100 Companies of Wenzhou City” in 2015;

●	Huadi Steel was appraised as “Famous-Brand Enterprise” and “Famous Trademark” by Zhejiang Province in 2016;

●	Huadi Steel was recognized as “Distinguished Reliable Enterprise” by PRC in 2017; and

●	Huadi Steel was recognized as “No. 498 of National Top 500 Private Manufacturing Companies” by PRC in 2018.

We believe our national and province-level awards, reflect widespread recognition of our innovative products, national-recognized reputation as well as success in our industry.

Our Business Strategies

Our primary objective is to create value by sustaining growth in earnings and cash flows from operating activities over various economic cycles. To achieve this objective, we strive to improve our cost structure, provide high quality service and products, expand our product offerings and increase our market share.

Expand Leading Market Positions

We believe that our leading market position and scale are our most compelling competitive strengths. Our management team is focused on expanding market share, which we believe will generate operating leverage and improved financial performance. We believe this can be accomplished through acquisitions and organic initiatives, including offering new products, serving additional end markets and increasing customer penetration and geographic coverage. As part of our business strategy, we evaluate acquisition opportunities from time to time.

Optimize Our Portfolio and Product Mix to be Responsive to Market Conditions

We seek to maintain flexibility to adjust our product mix and rapidly respond to changing market conditions. While prioritizing our highest margin products, we regularly evaluate our portfolio of assets to ensure that our offerings are responsive to prevailing market conditions. We will assess and pursue opportunities to utilize, optimize and grow production capacity to capitalize on market opportunities.

Provide Superior Quality Products and Customer Service

Our products play a critical role in a variety of construction, infrastructure, equipment and safety applications. Our emphasis on manufacturing processes, quality control testing and product development helps us deliver a high-quality product to our customers. We focus on providing superior customer service through our geographic manufacturing footprint and continued development of our proprietary, vendor managed AIM system, as well as our experienced sales forces. We also seek to provide high-quality customer service through continued warehouse optimization, including increased digitization and automation of certain systems to debottleneck loading and dispatch logistics and improve truck availability. We believe that warehouse, transportation and shipping logistics and speed of delivery represents a key area of commercial differentiation relative to our competitors.

Focus on Efficient Manufacturing and Cost Management

We strive for continued operational excellence with the goal of providing high-quality products at competitive prices. Our operating personnel continually examine costs and profitability by product, plant and region. Our goal is to maximize operational benchmarks by leveraging skilled manufacturing and supply chain management processes.

Focus on Key Supplier Relationships

We believe that our relationships with our key suppliers provide a competitive advantage in serving our customers. Our ability to provide our suppliers with accurate information regarding our future demands is critical to this relationship. In doing so, we are focused on accurate demand planning and have invested in systems to enhance this function.

Execute Pricing Strategy to Pass Through Underlying Costs

We believe we have a track record of managing underlying commodity price exposure through our price negotiation, raw material procurement and inventory management program. In addition to managing underlying commodity prices, more recently we have had success in sharing transportation costs with our customers through our product pricing strategies, particularly for our electrical conduit products. We believe there is opportunity to implement this pricing strategy for our other products as well.

Our Employees

We have a high-quality research team consisted by talented employees. As of the date of this prospectus, we have 29 engineers specializing in new product development, product test, certification testing and enterprise management. Two of 29 engineers are senior engineers, who are leading experts and scholars in this industry.

As of the date of this prospectus, we have a total of 390 employees in the following departments:

Department	Number of Employees	% of Total
Production	135	34.6%
Technical	75	19.2%
Sales	72	18.5%
Quality Control	41	10.5%
Administration	39	10%
Accounting	13	3.3%
Trade	7	1.8%
Procurement	5	1.3%
Security	3	0.8%
Total	390

Description of Property

Real Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our the following our properties:

Property	Duration of Land Use Rights	Ground Floor Area
1688 Tianzhong Road, Longwan District, Shuitian Block Wenzhou, Zhejiang Province, PRC	March 25, 2011 to September 29, 2055	24,433.82 m2
64-76 East Zhenbiao Road, Longwan District, Yongzhong Block Wenzhou, Zhejiang Province, PRC	April 10, 2009 to January 10, 2042	2,530.24 m2
213 Haibin Street Longwan District, Haibin Block Wenzhou, Zhejiang Province, PRC	April 6, 2008 to April 6, 2047	5,350.66 m2
Yongqiang High-tech Industrial Park Wenzhou, Zhejiang Province, PRC	June 13, 2004 to December 13, 2051	28,536.23 m2

Intellectual Property

Trademark

We have the right to use the following trademarks:

No.	Registrant	Trademark	Category	Registration Number	Valid Through	Application Area	Jurisdiction of Registration

1	Huadi Steel		6	1091403	August 27, 2027	Metal Sheet and Plate, Metal Door Panel, Metal Binding Strap, Metal Flange, Metal Signboard, Metal Electrode	PRC

2	Huadi Steel		6	853741	December 17, 2024	Steel tubes, steel plates, metal valves (non-machine parts), crash barriers of metal for roads, steel wire, ferrules of metal, small items of metal hardware, flanges of metal, junctions of metal for pipes, buckles of common metal	United States

Patent

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

No.	Patent Name	Owner	Category	Patent Code.	Authorization Date
1.	Stainles Steel Pipi	Huadi Steel	Utility Patent	201821427886.8	4/16/2019
2.	Double Stainles Steel Tube	Huadi Steel	Utility Patent	201821429676.2	4/16/2019
3.	Stainles Steel Plastic Composite Pipe	Huadi Steel	Utility Patent	201821432001.3	4/16/2019
4.	Stainless steel composite steel pipe	Huadi Steel	Utility Patent	201821431399.9	4/16/2019
5.	Steel pipe grinding machine	Huadi Steel	Utility Patent	201821429953.X	4/16/2019
6.	Steel pipe grinding equipment	Huadi Steel	Utility Patent	201821429597.1	4/16/2019
7.	Traction device for steel pipe grinding equipment	Huadi Steel	Utility Patent	201821431400.8	4/16/2019
8.	Steel pipe outer round polishing machine	Huadi Steel	Utility Patent	201821429490.7	4/16/2019
9.	Steel pipe pickling tank	Huadi Steel	Utility Patent	201821431397.X	4/16/2019
10.	Steel pipe discharging device	Huadi Steel	Utility Patent	201821430722.0	4/16/2019
11.	Cap of stainless steel tube	Huadi Steel	Utility Patent	201821430724.X	4/16/2019
12.	Stainless steel sleeve	Huadi Steel	Utility Patent	201821430309.4	4/16/2019
13.	Dust removal in circulating workshop Device	Huadi Steel	Utility Patent	201821431295.8	4/16/2019
14.	Dedusting for workshop Device	Huadi Steel	Utility Patent	201821429952.5	4/16/2019
15.	Workshop dust removal device	Huadi Steel	Utility Patent	201821430336.1	In process

All of our patents are utility patents, which were granted for new technical solutions or improvement with a lower degree of ‘inventiveness’ than Invention patents, i.e., products with a new shape or structural physical features. Utility Models are also sometimes called “Utility Patents” or “Petty Patents” in other countries. Utility patents are protected under PRC laws for a term of 10 years.

Domain

We have the right to use the following domain registrations issued in the PRC.

No.	Domain Name	Owner
1	huadigroup.com	Huadi Steel

Research and Development

In addition to our existing innovative products, we continue to develop new products and technologies to fulfill the evolving needs of domestic and international customers. Our research and development efforts are an essential part of our operations and the core strength in competing with other steel pipe manufactures in different industries.

We have a research and development team of 79 employees, consisted of people from the technical and production departments. All of our patents are researched in house by our research and development team.

For the years ended September 30, 2018 and 2017, we invested $1,447,196 and $1,447,849 in new products development and improvements in existing processes.

Legal Proceedings

We had been subject to legal proceedings in the past, but since resolved these. Currently there is no legal proceeding pending or threatened against to which we are a party of. However, from time to time, we may become involved in various legal or administrate proceedings that may arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise.

Chinese Laws and Regulations

Regulation on Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on January 1, 1987 and were amended on August 27, 2009, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

In 1993, the General Principles of the PRC Civil Law were supplemented by the Product Quality Law of the PRC (as amended in 2000 and 2009) and the Law of the PRC on the Protection of the Rights and Interests of Consumers (as amended in 2009), which were enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If our products are defective and cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

The PRC Tort Law was promulgated on December 26, 2009 and became effective from July 1, 2010. Under this law, a patient who suffers injury from a defective medical device can claim damages from either the medical institution or the manufacturer of the defective device. If our pipe products and installation and construction services injure a patient, and if the patient claims damages from the medical institution, the medical institution is entitled to claim repayment from us. Pursuant to the PRC Tort Law, where a personal injury is caused by a tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Tort Law.

Regulations on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyrights in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Accordingly, HK Beach, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Hongshun and Huadi Steel, our PRC subsidiaries, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

Regulations on Dividend Distribution

Under our current corporate structure, Huadi International may rely on dividend payments from Huadi Steel, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in September 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Di Wang	74	Chairman of the Board
Jueqin Wang	46	Director and Chief Executive Officer
Huisen Wang	61	Director and General Manager

The business address of each of the officers and directors is No. 1688 Tianzhong Street, Longwan District, Wenzhou City, Zhejiang Province. People’s Republic of China.

We are seeking suitable candidate for the role of Chief Financial Officer. We expect the candidate to have previous professional working experience in financial reporting according to U.S GAAP and in compliance with SEC and NASDAQ rules and regulations.

Di Wang Mr. Wang has been as the Chairman of the Board of Huadi International since inception. Mr. Wang is also the founder and Chairman of the Board of Huadi Steel. Mr. Wang has extensive experience in manufacturing and managing manufacturing plants. He had been the senior management of three manufacturing plants prior to founding Huadi Steel in 1998. He is the leader and member of many industry associations, including being the vice president of the Stainless Steel Branch of China Special Steel Association, the president of Wenzhou Stainless Steel Industry Association, the director of the Steel Pipe Committee of Zhejiang Metallurgical Industry Association, the representative of the tenth Party Congress of Wenzhou City, the second and third CPPCC Standing Committee of Longwan District, Zhejiang Province, etc.

Jueqin Wang Mr. Wang has been a Director of Huadi International since inception. He is also the President of Huadi Steel, where he started as a sales manager in 1998. He is very familiar with the strategy and growth of the Company. Mr. Wang has also been the Chairman of a leather company in Wenzhou, PRC since 1999. Mr. Wang is a licensed engineer in China.

Huisen Wang Mr. Wang has been a Director and the General Manager of Huadi International since inception. He is also a director and the General Manager of Huadi Steel since 1998. Prior to that, Mr. Wang was senior management at an electric machinery factory. Mr. Wang is a licensed engineer and certified senior manager in China.

Family Relationship

Di Wang and Huisen Wang are siblings. Di Wang and Jueqin Wang are father and son.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There is no family relationship among any of our directors or executive officers.

Board of Directors and Board Committees

Our board of directors currently consists of [three (3)] directors[, a majority of whom are independent as such term is defined by the Nasdaq Capital Market]. We expect that all current directors will continue to serve after this offering. The directors will be re-elected at our annual general meeting of shareholders in 2020 and every year thereafter.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We currently do not have standing audit, nominating or compensation committees. Our board of directors handles the functions that would otherwise be handled by each of the committees. In connection with our initial public offering, we will establish three standing committees under the board: the audit committee, the compensation committee and the nominating committee. The audit committee will be responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors will review and make recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and will also administer our incentive compensation plans and equity-based plans (but our board will retain the authority to interpret those plans). The nominating committee of the board of directors will be responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee will consider diversity of opinion and experience when nominating directors.

Upon the establishment of an audit committee, the board will determine which of the directors qualifies as an audit committee financial expert.

Duties of Directors

Under Cayman Islands Law our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Ordinary Shares—Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands Law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We current do not have a code of business conduct and ethics applicable to our directors, officers and employees, however, we intend to adopt one in the near future in connection with our application to list on The Nasdaq Capital Market.

EXECUTIVE COMPENSATION

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended September 30, 2018 and 2017.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Di Wang	2019	11,636	—	—	—	11,636
Director	2018	11,648	—	—	—	11,648
Jueqin Wang	2019	11,636	—	—	—	11,636
Director	2018	11,648	—	—	—	11,648
Huisen Wang	2019	11,636	—	—	—	11,636
Director	2018	11,648	—	—	—	11,648

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. The following officers and directors have executed employment agreements with Huadi International:

Di Wang

We entered into an employment agreement with our Director, Di Wang, effective since November 1, 2019, with an annual salary of RMB 100,000 (approximately $11,636).

Jueqin Wang

We entered into an employment agreement with our Director, Jueqin Wang, effective since November 1, 2019, with an annual salary of RMB 100,000 (approximately $11,636).

Huisen Wang

We entered into an employment agreement with our Director, Huisen Wang, effective since November 1, 2019, with an annual salary of RMB 100,000 (approximately $11,636).

Director Compensation — Fiscal 2018 and 2017

During fiscal 2018 and 2017, no members of our Board of Directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. Upon completion of this offering, we plan to pay our independent directors an annual cash retainer. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the years ended September 30, 2018 and 2017, we did not pay any non-employee directors because we did not have any non-employee directors.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the fiscal years ended September 30, 2018 and 2017, the related parties consisted of the following:

1)	Nature of relationships with related parties

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Wenzhou Zhagang Ltd.	An entity 16% owned by an immediate family of Di Wang
Wenzhou Xinhuadi Synthetic Leather Ltd.	An entity 70% owned by Jueqin Wang
Jueqin Wang	Majority shareholder of the Company
Huizhi Wang	Majority shareholder of the Company

2)	Related party transactions

During fiscal year 2018, the Company purchased a total of $12,265,399 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2018, the Company had no outstanding balance of accounts payable to this entity.

During fiscal year 2017, the Company purchased a total of $3,766,607 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2017, the Company had no outstanding accounts payable balance to this entity. To lock down the prices for raw materials and hedge against price rise risk, the Company periodically pays Taizhou Huadi in advance. As of September 30, 2017, the Company had outstanding advance balance of USD $8,461,664 to this entity.

During fiscal year 2018, the Company borrowed RMB 4,000,000 ($582,411 in USD) from Huizhi, Wang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8.1% annual interest rate. The borrowing has been fully paid in the subsequent period.

During fiscal year 2017, the Company received RMB 2,000,000 ($300,603 in USD) from Huashang for the Company’s capital reduction in 2015. As of September 30, 2017 and 2018, the unpaid amount from Huashang for the capital reduction was RMB 7,000,000 ($1,052,109 in USD).

Jueqin Wang periodically provides working capitals to support the Company’s operations when needed. As of September 30, 2018 and 2017, the Company had outstanding payable due to Jueqin Wang with an amount of $281,892 and $290,988, respectively. This represented unsecured, due on demand and interest free borrowings between the Company and Jueqin Wang.

Wenzhou Xinhuadi Synthetic Leather Ltd rented a land owned by the Company and the rent ended in fiscal year 2017. As of September 30, 2017 and 2018, the Company was owed RMB 659,040 due to uncollected rent.

3)	Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2018 and 2017:

Accounts	Name of related parties	2018	2017
Receivables from related parties:
Advances to suppliers	TaizhouHuadi Industrial Ltd.	$-	$8,461,664
Other receivables	Huashang Micro Finance Co.	1,019,220	1,052,109
Other receivable	Wenzhou Xinhuadi Synthetic	95,958	99,055
Liabilities to related parties:
Accounts Payable	Wenzhou Zhagang Ltd.	(84,977)	-
Due to related party	Jueqin Wang	(281,892)	(290,988)
Due to related party	Huizhi Wang	(582,411)	-
Net receivables from related parties		$165,898	$9,321,840

During the six months ended March 31, 2019, the related parties consisted of the following:

1)	Nature of relationships with related parties

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd.	An entity 30% owned by Jueqin Wang
Huashang Micro Finance Co.	An entity 19% owned by the Company
Shanghai Huadi Insutrial Co., Ltd.	An entity 20% owned by Jueqin Wang
Wenzhou Zhagang Ltd.	An entity 16% owned by an immediate family of Di Wang
Wenzhou Xinhuadi Synthetic Leather Ltd.	An entity 70% owned by Jueqin Wang
Zhejiang Huadi Synthetic Leather Ltd.	An entity 73% owned by Jueqin Wang
Jueqin Wang	Majority shareholder of the Company
Yiyu Wang	Immediate family member of majority shareholder of the Company
Huizhi Wang	Majority shareholder of the Company

2)	Related party transactions

During six months ended March 31, 2019, the Company purchased a total of $2,991,274 raw materials from Taizhou Huadi These raw materials consisted of primarily stainless steel bars and stainless steel strips. As of March 31, 2019, the Company had no outstanding accounts payable balance to this entity.

During six months ended March 31, 2019, the Company purchased a total of $512,430 raw materials from Shanghai Huadi Industrial Co., Ltd. These raw materials consisted of primarily stainless steel bars and stainless steel strips. As of March 31, 2019, the Company had an advance balance of $74,502 to this entity.

During six months ended March 31, 2019, the Company advanced cash RMB 2,300,000 ($342,711 in USD) to Zhejiang Huadi Synthetic Leather Ltd. The balance was fully paid in the subsequent period.

During six months ended March 31, 2019, the Company borrowed RMB 12,500,000 ($1,862,558 in USD), from Yiyu Wang, an immediate family member of majority shareholder of the Company, as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate.

Jueqin Wang periodically provides working capital to support the Company’s operations when needed. As of March 31, 2019, the Company had outstanding payable due to Jueqin Wang with an amount of $288,478. This represented unsecured, due on demand and interest free borrowings between the Company and Jueqin Wang.

Wenzhou Xinhuadi Synthetic Leather Ltd rented a land owned by the Company and the rent ended in fiscal year 2017. As of March 31, 2019, the Company was owed RMB 659,040 ($98,200 in USD) due to uncollected rent.

3)	Related party balances

Net amounts due to related parties consisted of the following as of March 31, 2019 and September 30, 2018:

Accounts	Name of related parties	2019	2018
Receivables from related parties:
Advances to suppliers	TaizhouHuadi Industrial Ltd.	$6,645,341	$-
Advances to suppliers	Shanghai Huadi Industrial Co., Ltd.	74,502	-
Other receivable	Huashang Micro Finance Co.	1,043,033	1,019,220
Other receivable	Wenzhou Xinhuadi Synthetic Leather Ltd.	98,200	95,958
Due from related party	Zhejiang Huadi Synthetic Leather Ltd.	342,711	-
Liabilities to related parties:
Accounts Payable	Wenzhou Zhagang Ltd.	(84,443)	(84,977)
Due to related party	Jueqin Wang	(288,478)	(281,892)
Due to related party	Yiyu Wang	(1,862,558)	-
Due to related party	Huizhi Wang	-	(582,411)
Net receivables from related parties		$5,968,308	$165,898

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this prospectus by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of ordinary shares beneficially owned before the offering are based on 20,000,000 ordinary shares of $0.0001 par value per share issued and outstanding as of the date of this prospectus. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at No. 1688 Tianzhong Street, Longwan District, Wenzhou, Zhejiang Province, China. As of the date hereof, we have two (2) shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Pre-Offering Percentage Ownership(2)	Post-Firm Commitment Offering Percentage Ownership
Directors and Named Executive Officers:
Di Wang(5)	6,930,550	34.65%	[●]	%
Jueqin Wang(4)(6)	3,328,000	16.64%	[●]	%
Huisen Wang(4)(7)	2,792,560	13.96%	[●]	%
All directors and executive officers as a group (3 persons)	[●]	[●] %	[●]	%

5% Beneficial Owners:
Yongqiang Donghai Limited(3)(5)	16,672,000	83.36%	[●]	%
Yongqiang Maituo Limited(4)	3,328,000	16.64%	[●]	%
Bing Zhang(4)(8)	1,833,920	9.17%	[●]	%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 20,000,000 ordinary shares issued and outstanding.

(3)	Yongqiang Donghai Limited, a BVI corporation, holds a total of 16,672,000 ordinary shares. It has eight (8) individual shareholders of record.

(4)	Yongqiang Maituo Limited, a BVI corporation, holds a total of 3,328,000 ordinary shares. It has one (1) individual shareholder of record.

(5)	Di Wang indirectly holds 3,328,000ordinary shares beneficially owned by Yongqiang Donghai Limited.

(6)	Jueqin Wang indirectly holds 6,930,550 ordinary shares beneficially owned by Yongqiang Maituo Limited.

(7)	Huisen Wang indirectly holds 2,792,560 ordinary shares beneficially owned by Yongqiang Donghai Limited.

(8)	Bing Zhang indirectly holds 1,833,920 ordinary shares beneficially owned by Yongqiang Donghai Limited.

DESCRIPTION OF ORDINARY SHARES

Huadi International was incorporated on September 27, 2018 under the Cayman Islands Companies Law. Pursuant to our memorandum and articles of association, we are authorized to issue 500,000,000 ordinary shares of $0.0001 par value per share. There are 20,000,000 ordinary shares issued and outstanding as of the date hereof.

The following are summaries of the material provisions of our memorandum and articles of association and the Cayman Islands Companies Law, insofar as they relate to the material terms of our ordinary shares. Copies of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of Cayman Islands law and our memorandum and articles of association together with a comparison to similar features under Delaware law.

Ordinary Shares

General

Each ordinary share in the Company confers upon the shareholder:

●	the right to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders;

●	the right to an equal share in any dividend paid by the Company; and

●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders may freely hold and vote their ordinary shares.

At the completion of this offering, there will be between [●] (assuming the sale of [●]) and [●] (assuming the sale of [●]) ordinary shares issued and outstanding.

Listing

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “[----].” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we receive conditional approval letter.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is expected to be [●].

Distributions

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Cayman Islands Companies Law, as amended.

Shareholders’ voting rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share which such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the Cayman Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders whenever they think fit. We must provide at least seven days’ written notice (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) of all meetings of shareholders, stating the time, place of the general meeting and, in the case of special business, the general nature of that business to shareholders whose names appear as shareholders in the register of members on the date of which the notice is dispatched and who are entitled to vote at the meeting. Our board of directors must convene a general meeting upon the written request of one or more shareholders holding at least 10% of our shares.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place and if, at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum and may transact the business for which the meeting was called. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of directors

The management of our company is entrusted to our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside Cayman Islands as the directors determine to be necessary or desirable. At any meeting of directors, a quorum will be present if two directors are present. If there is a sole director, that director shall be a quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Protection of minority shareholders

We would normally expect Cayman Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any ordinary share without giving any reason.

Winding Up

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the paid up capital at the commencement of the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not), and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

The Cayman Islands Companies Law and our amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Our directors may only exercise this power on our behalf, subject to the Cayman Islands Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed. Under the Cayman Islands Companies Law, the repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Law no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the matter of purchase has first been authorized by a resolution of our shareholders. In addition, under the Cayman Islands Companies Law, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Modifications of rights

All or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such shareholders of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of shareholders in the requisite majorities:

●	amend our memorandum of association to increase or decrease the authorized share capital of our Company;

●	divide our authorized and issued shares into a larger number of shares; and

●	combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The Cayman Islands Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Law and the current Companies Act of England. In addition, the Cayman Islands Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Islands Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.

The Cayman Islands Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Grand Court of the Cayman Islands (the “Grand Court”) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, the Cayman Islands Companies Law contains statutory provisions that facilitate the reconstruction of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court. While a dissenting shareholder has the right to express to the Grand Court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the classes have been properly constituted;

●	the meetings were convened and held in accordance with the directions of the Grand Court;

●	the scheme has been properly explained to the members/creditors; and

●	the scheme is one that an intelligent and honest man, who is a member of the relevant class might reasonably approve.

The Cayman Islands Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares which are subject to the offer within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits and Protection of Minority Shareholders.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Grand Court can be expected to apply and follow the common law principles (namely the rule derived from the seminal English case of Foss v. Harbottle, and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following acts in the following circumstances:

●	a company acts or proposes to act illegally or ultra vires;

●	an irregularity in the passing of a resolution which requires a qualified majority;

●	an act purporting to abridge or abolish the individual rights of a member; and

●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Any of our shareholders may petition the Grand Court which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up and cease doing business, which may occur on the basis that there has been a loss of substratum and/or misconduct by management. Alternatively, the Grand Court may make an order: (1) regulating the conduct of our affairs; (2) requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do; (3) authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court may direct; or (4) providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from willful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our ordinary shares. Future sales of substantial amounts of ordinary shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our ordinary shares to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering and assuming the issuance of [*] ordinary shares offered hereby, we will have an aggregate of [*] ordinary shares outstanding. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

The Ordinary Shares that were not offered and sold in our initial public offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

●	1% of the number of Ordinary Shares then outstanding, which will equal [*] ordinary shares immediately after our initial public offering, or

●	the average weekly trading volume of the Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

MATERIAL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS OF OUR ORDINARY SHARES

The following sets forth the material Cayman Islands, Chinese and U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of [*], our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX

ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX

CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

Huadi International is an exempted company incorporated in Cayman Islands which is not currently subject to any Cayman Islands taxes. Yongqiang Tuoxing Limited is a tax-exempt company incorporated in the British Virgin Islands. HK Beach is subject to Hong Kong law. Hongshun and Huadi Steel are subject to PRC laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

The State Administration of Tax issued a Public Notice, or Public Notice 16, on March 18, 2015, to further regulate and strengthen the transfer pricing administration on outbound payments by a PRC enterprise to its overseas related parties. In addition to emphasizing that outbound payments by a PRC enterprise to its overseas related parties must comply with arm’s-length principles, Public Notice 16 specifies certain circumstances whereby such payments are not deductible for the purpose of the enterprise income tax of the PRC enterprise, including payments to an overseas related party which does not undertake any function, bear any risk or has no substantial operation or activities, payments for services which do not enable the PRC enterprise to obtain direct or indirect economic benefits, or for services that are unrelated to the functions and risks borne by the PRC enterprise, or relate to the protection of the investment interests of the direct or indirect investor of the PRC enterprise, or for services that have already been purchased from a third party or undertaken by the PRC enterprise itself, and royalties paid to an overseas related party which only owns the legal rights of the intangible assets but has no contribution to the creation of such intangible assets. Although we believe all our related party transactions, including all payments by our PRC subsidiaries and consolidated affiliated entities to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that Huadi International meets all of the conditions above. Huadi International is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

However, if the PRC tax authorities determine that Huadi International is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Huadi International would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Huadi International is treated as a PRC resident enterprise.

Provided that the Company is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 698 and Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and Circular 7, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Related to Doing Business in China — Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Ordinary Shares by a U.S. holder (as defined below) that holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our r Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our r ordinary shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based upon our income and assets and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable years ended September 30, 2018 and 2017, and do not anticipate becoming a PFIC in the foreseeable future.

Although we do not believe that we were a PFIC for the taxable year ended September 30, 2018 and 2017 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. (See “—People’s Republic of China Taxation”) In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since we plan to have our Ordinary Shares listed on the Nasdaq, and provided that the Ordinary Shares will be regularly traded on the Nasdaq, a U.S. holder holds Ordinary Shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our Ordinary Shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Ordinary Shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed [●] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

[●], our counsel as to Chinese law, has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by [●], our counsel as to Cayman Islands law, that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands.

UNDERWRITING

We have entered into an underwriting agreement with [-underwriter-] (the “Underwriter”) in connection with the firm commitment offering. The underwriter has agreed to purchase from us, on a firm commitment basis, [●] ordinary shares, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus:

The underwriter is committed to purchase all the ordinary shares offered by this prospectus if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are not obligated to purchase the ordinary shares covered by the underwriters’ over-allotment option to purchase ordinary shares described below. The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriter a 45-day option to purchase up to an aggregate of additional ordinary shares (equal to 15% of the number of ordinary shares sold in the offering), in any combination thereof, at the public offering price per share, less underwriting discounts and commissions.

Fees, Commissions and Expense Reimbursement

The following table shows, for each of the total without over-allotment option and total with full over-allotment option offering amounts, the per share and total public offering price, underwriting fees and commissions to be paid to the Underwriter by us, and proceeds to us, before expenses and assuming a $       per share offering price.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public Offering Price	$	$	$
Underwriting fees and commissions	$	$	$
Proceeds to Us, Before Expenses	$	$	$

Because the actual amount to be raised in this offering is uncertain, the actual total offering commissions are not presently determinable and may be substantially less than the maximum amount set forth above.

Under the underwriting agreement, we have agreed to pay the Underwriter       % of the gross proceeds of this offering for its non-accountable expenses. We have also agreed to pay the Underwriter’s reasonable out-of-pocket expenses (including fees and expenses of the Underwriter’s counsel) incurred by the Underwriter in connection with this offering of up to $        . The expenses may also include (i) all reasonable and documented fees and expenses for conducting a net road show presentation; (ii) the cost of any due diligence meetings; (iii) preparation of bound volumes and Lucite cube mementos in such quantities as the Underwriter may reasonably request; and (iv) transfer taxes, if any, payable upon the transfer of securities from the Company to the Underwriter. We have paid $         to the Underwriter as an advance to be applied towards the out-of-pocket expenses. Any unused portion of the advances shall be returned to the Company upon the termination date in the event that the advances are not expended.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Underwriter’ fees and commissions, will be approximately $         , all of which are payable by us.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. The underwriting agreement and a form of subscription agreement are included as exhibits to the registration statement of which this prospectus forms a part.

Lock-Up Agreements

We and each of our officers, directors, and all existing stockholders agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of [*] days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the underwriter.

The underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Underwriters’ Warrants

We have agreed to issue to our underwriters warrants to purchase the number of ordinary shares in the aggregate equal to      % of the gross proceeds received by the Company from the Closing. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants are exercisable at a per share price equal to 100% of the public offering price per share in the offering. The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Neither our underwriters, nor permitted assignees under Rule 5110(g)(1), will sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of shares of ordinary share at a price below the warrant exercise price.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’ website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this Offering of our shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriter against liabilities relating to the Offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriter may be required to make for these liabilities.

Application for Nasdaq Market Listing

We intent to apply to have our ordinary shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “***” We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this firm commitment offering sufficient to satisfy applicable listing criteria, our ordinary shares will in fact be listed.

If our ordinary shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

Expenses Relating to This Offering

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
FINRA
Legal Fees and Expenses
Accounting Fees and Expenses
Printing and Engraving Expenses Miscellaneous Expenses
Total Expenses	$

Under the Underwriting Agreement, we will pay our underwriter a fee and commission equal to 8% of the public offering price multiplied by the shares sold in the offering. In addition to the cash commission, we will also reimburse the Underwriter for the full amount of its reasonable, non-accountable expenses of up to 1% of the gross proceeds raised in the offering, in addition to its expenses relating to the Offering, including but not limited to (i) reasonable travel and out-of-pocket expenses, including clearing charges and (ii) legal expense, up to $          .

Legal Matters

Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. The validity of the ordinary shares offered hereby will be opined upon for us by        .            is acting as counsel to the Underwriter. Ortoli Rosenstadt LLP may rely upon                 with respect to matters governed by the law of the Cayman Islands.

The current address of Ortoli Rosenstadt LLP is 366 Madison Avenue, 3rd Floor, New York, NY 10017. The current address of                is               .

Experts

The consolidated financial statements for the years ended September 30, 2018 and 2018, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Briggs & Veselka Co., an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The offices of Briggs & Veselka Co. are located at 9 Greenway Plaza #1700, Houston, TX 77046.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the ordinary shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

Disclosure of Commission Position on Indemnification

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon closing of our public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

HUADI INTERNATIONAL GROUP CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Huadi International Group Co., Ltd.

Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Huadi International Group Co., Ltd. and its subsidiaries (collectively, the “Company”) as of September 30, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Briggs & Veselka Co.

We have served as the Company’s auditor since 2018.

Houston, Texas

November 1, 2019

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2018 AND 2017

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2018	2017
Assets
Current assets:
Cash and cash equivalents	$1,308,378	$781,244
Restricted cash	3,889,317	2,987,156
Accounts receivable, net of allowance for doubtful accounts of $2,912,310 and $2,795,324, respectively	16,088,168	14,004,192
Notes receivable	3,147,827	3,891,938
Inventories	22,142,155	21,313,746
Advances to suppliers	5,722,123	4,415,223
Advances to suppliers – related party	-	8,461,663
Other receivables	4,878,665	3,835,386
Total current assets	57,176,633	59,690,548
Property, plant and equipment, net	3,494,071	3,767,893
Intangible assets, net	1,250,257	1,324,955
Long-term investments	13,295,778	13,724,828
Deferred tax assets	728,078	698,831
TOTAL ASSETS	$75,944,817	$79,207,055
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,182,885	$8,536,616
Accrued expenses and other current liabilities	1,120,299	5,902,703
Notes payable	7,646,373	7,302,985
Advances from customers	5,533,197	2,296,594
Due to related parties	864,303	290,988
Short-term borrowings	39,669,086	40,623,450
Tax payable	3,310,182	2,255,586
TOTAL LIABILITIES	59,326,325	67,208,922

COMMITMENTS AND CONTIGENCIES

Shareholders’ Equity:
Common stock, $0.0001 par value, 500,000,000 shares authorized, 20,000,000 shares issued and outstanding	2,000	2,000
Additional paid-in capital	22,531,620	22,531,620
Accumulated deficit	(8,873,947)	(14,069,994)
Accumulated other comprehensive income	2,826,108	3,448,000
Total equity attributable to Huadi International Group Co., Ltd.	16,485,781	11,911,626
Equity attributable to non-controlling interests	132,711	86,507
Total Shareholders’ equity	16,618,492	11,998,133
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$75,944,817	$79,207,055

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND 2017
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2018	2017
Sales	$60,386,004	$49,401,482
Cost of sales	(47,142,750)	(39,727,946)
Gross profit	13,243,254	9,673,536

Operating expenses:
Selling, general and administrative	3,341,647	2,754,851
Research and development	1,447,196	1,447,849
Bad debt	256,857	374,541
Total operating expenses	5,045,700	4,577,241

Operating income	8,197,554	5,096,295

Other income (expenses):
Interest expenses, net	(2,082,680)	(2,039,140)
Other income (expense), net	470,750	(483,231)
Gain on sale of land use rights	-	8,782,807
Total other income (expenses), net	(1,611,930)	6,260,436

Income before income taxes	6,585,624	11,356,731

Income tax provision	(1,337,092)	(2,027,935)

Net income	5,248,532	9,328,796
Net income attributable to non-controlling interests	52,485	93,288

Net income attributable to Huadi International Group Co., Ltd.	$5,196,047	$9,235,508

Net income	$5,248,532	$9,328,796

Other comprehensive income (loss):
Foreign currency translation adjustment	(628,173)	225,859

Total comprehensive income	4,620,359	9,554,655
Comprehensive income attributable to non-controlling interests	46,204	95,547

Comprehensive income attributable to Huadi International Group Co., Ltd.	$4,574,155	$9,459,108

Basic and diluted earnings per share
Basic	$0.26	$0.46
Diluted	$0.26	$0.46
Weighted average number of shares outstanding
Basic	20,000,000	20,000,000
Diluted	20,000,000	20,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND 2017

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interests	Total shareholders’ equity

Balance at September 30, 2016	20,000,000	$2,000	$22,531,620	$(23,305,502)	$3,224,400	$(9,040)	$2,443,478

Foreign currency translation income	-	-	-	-	223,600	2,259	225,859
Net income	-	-	-	9,235,508	-	93,288	9,328,796

Balance at September 30, 2017	20,000,000	2,000	22,531,620	(14,069,994)	3,448,000	86,507	11,998,133

Foreign currency translation loss	-	-	-	-	(621,892)	(6,281)	(628,173)
Net income	-	-	-	5,196,047	-	52,485	5,248,532

Balance at September 30, 2018	20,000,000	$2,000	$22,531,620	$(8,873,947)	$2,826,108	$132,711	$16,618,492

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND 2017

(IN U.S. DOLLARS)

	2018	2017
Cash Flows from Operating Activities:
Net income	$5,248,532	$9,328,796
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	691,695	881,902
Amortization expense	34,964	41,510
Bad debt expense	256,857	374,541
Deferred tax benefits	(53,681)	(93,408)
Gain on sale of land use rights	-	(8,782,807)
Loss on disposal of fixed assets	-	14,340
Changes in operating assets and liabilities:
Accounts receivable	(2,906,387)	(326,287)
Notes receivable	653,983	(858,273)
Inventories	(1,570,427)	875,258
Advances to suppliers	(1,518,134)	375,097)
Advances to suppliers – related party	8,612,469	(8,266,473)
Other receivables	(1,222,110)	4,303,284
Accounts payable	(7,445,939)	(8,697,319)
Accrued expenses and other current liabilities	(4,830,841)	1,299,993
Notes payable	600,653	(2,121,840)
Advances from customers	3,476,023	(1,655,843)
Tax payable	1,182,113	2,064,399
Net cash provided by (used in) operating activities	1,209,770	(11,243,130)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(527,755)	(309,988)
Proceeds from sale of land use rights	-	9,133,560
Net cash provided by (used in) investing activities	(527,755)	8,823,572

Cash Flows from Financing Activities:
Changes in restricted cash	(1,045,983)	1,848,674
Proceeds from short-term borrowings	49,463,573	49,015,537
Repayments on short-term borrowings	(49,132,022)	(49,003,643)
Advances from related parties	611,920	-
Net cash provided by (used in) financing activities	(102,512)	1,860,568

Effect of exchange rate changes on cash	(52,369)	(10,113)

Net increase (decrease) in cash and cash equivalents	579,503	(558,990)
Cash and cash equivalents at the beginning of year	781,244	1,350,347
Cash and cash equivalents at the end of year	$1,308,378	$781,244

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$221,937	$-
Cash paid for interest	$2,082,680	$2,039,140

HUADI INTERNATIONAL GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Huadi International Group Co., Ltd. (“Huadi International” or “the Company”)	Cayman Island	September 27, 2018	Parent, 100%
Yongqiang Tuoxing Limited. (“Yongqiang Tuoxing”)	British Virgin Island	October 2, 2018	100% by the Parent
Hong KongBeach Limited. (“HK Beach”)	Hong Kong	November 7, 2018	100% by Tuoxing
Wenzhou Hongshun Stainless Steel Limited. (“Hongshun”)	Wenzhou, China	June 3,2019	100% by HK Beach
Huadi Steel Group Limited. (“Huadi Steel”)	Wenzhou, China	November 12,1998	99% by Hongshun

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 500,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. The paid in capital was zero as of September 30, 2018. There are currently 20,000,000 issued and outstanding ordinary shares, of which 16.64% and 83.36% held by YongqiangMaituo Limited and Yongqiang Donghai Limited, repectively. Huadi International is a holding company and iscurrently not actively engaging in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”)

Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands. Under its memorandum of association, Yongqiang Tuoxing is authorized to issue 50,000 ordinary shares of a single class, par value $1.00 per ordinary share. The paid in capital was zero as of September 30, 2018. Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International and is currently not actively engaging in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing. The paid in capital was zero as of September 30, 2018. HK Beach did not have any operations as of September 30, 2018.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 10,000,000 and the paid in capital was zero as of September 30, 2018.

The registered principal activities of Wenzhou Hongshun are sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of September 30, 2018.

Huadi Steel Group Limited. (“Huadi Steel”)

Huadi Steel was incorporated on November 12,1998 under the laws of the People’s Republic of China. The registered and paid in capital is RMB 168,800,000. Since August 18, 2015, Huadi Group was owned by nine PRC shareholders (“PRC Shareholders”).

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Group from the PRC Shareholders. As a result, Wenzhou Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as   of September 30, 2018.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the control of the PRC Shareholders). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Foreign Currency Translation

The financial records of the Company’s subsidiaries in People’s Republic of China (“PRC”) are maintained in their local currencies which are Chinese Yuan (“CNY” or “RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income/ (expense), net in the consolidated statements of income and comprehensive income.

The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The reporting currency of the Company is US dollar. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	For the Years Ended September 30,
	2018	2017

Period Ended RMB: USD exchange rate	6.8680	6.6533
Period Average RMB: USD exchange rate	6.5368	6.8104

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

The Company has bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Those notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset. Restricted cash is not included in the beginning or ending balance of cash and cash equivalents in the consolidated statements of cash flows.

As of September 30, 2018 and 2017, restricted cash was $3,889,317 and $2,987,156, respectively. No cash is restricted to assure future credit availability.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The allowance for doubtful accounts recognized as of September 30, 2018 and 2017 was $2,912,310 and $2,795,324, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

There were no write-downs recognized of inventories for the years ended September 30, 208 and 2017.

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired. For the years ended September 30, 2018 and 2017, the Company had no wrote off for advances to suppliers.

Advances from Customers

Advances from customers refer to advances received from customers regarding product sales, which are applied against accounts receivable when products are sold.

Property and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10-20 years
Machinery and equipment	5-20 years
Transportation vehicles	3-10 years
Office equipment	3-10 years
Electronic equipment	3-10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist of land use rights. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	50 years

Long-term Investments

The Company accounts for investments less than 20% ownership under the cost method and assess impairment at the end of each fiscal year. The carrying value of the investments was $13,295,778 and $13,724,828 as of September 30, 2018 and 2017, respectively.

The Company determined that there is no impairment in these investments as of September 30, 2018 and 2017.

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the years ended September 30, 2018 and 2017.

Fair Value Measurement

Fair Value Measurements and Disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●

Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses, other current liabilities, notes receivable, notes payable, advances to suppliers, advances from customers, bank loans, and income tax payable and other receivables, the carrying amounts approximate their fair values due to their short maturities as of September 30, 2018 and 2017.

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products are sold in the PRC and are subject to a VAT on the gross sales price.  The Company is subject to a VAT rate of 17% before May 1, 2018 and a new VAT rate of 16% effective on May 1, 2018. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company generates its revenues mainly from sales of steel piping products. The Company recognizes revenue in accordance with ASC 605, Revenue Recognition, regarding revenue recognition which specifies that revenue is realized or realizable and earned. Sales revenue is recognized when:

1)	Persuasive evidence of an arrangement exists;

2)	Delivery has occurred or services have been rendered (the risks, rewards and ownership of the products are transferred to customers); and

3)	The seller’s price to the buyer is fixed or determinable; and

4)	Collectability is reasonably assured.

Revenues are reported net of all value added taxes. The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed, and historically customer returns have been immaterial and due to the nature of our products no warranty is offered.

The Company sell its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the ships. Product delivery is evidenced by warehouse shipping logs as well assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers. Product delivery is evidenced by signed receipt documents and title transfers upon delivery. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. As a result, the Company expects returns to be minimal. The allowance for returns is calculated and regularly reviewed based on historical experience.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

For the years ended September 30, 2018 and 2017, the Company received government grants of $100,916 and $0, respectively. The grants were recorded as other income in the consolidated statements for income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $337,237and $257,283 for the years ended September 30, 2018 and 2017, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Advertising costs were $105,734 and $32,960 for years ended September 30, 2018 and 2017, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal years for tax purpose in PRC is December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding during the years ended September 30, 2018 and 2017.

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note1, this may not be indicative of future results.

Liquidity Risks

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our Revolving Credit Facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of steel pipe, tube and ancillary products to our customers at margins sufficient to cover fixed and variable expenses.

As of September 30, 2018 and 2017, we had cash and cash equivalents of $1,308,378 and $781,244, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

In May 2014, FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14. Under ASU No. 2015-14, public entities (1) must apply ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.(2) Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. For example, a calendar year-end company may adopt ASU No. 2014-09 for annual and interim periods beginning on January 1, 2017 or 2018. All other entities, including EGCs that have appropriately elected to defer compliance with new or revised financial accounting standards until a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to apply such standards, must apply ASU No. 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

In April 2016, FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company, as an EGC, has not adopted ASC 606 as of September 30, 2018. The Company has conducted high-level evaluation on the impact of this new standard and believes the Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in this ASU.

In May 2016, FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedient. The standard (1) allows an entity to recognize revenue in the amount of consideration received when the entity has transferred control of the goods or services, the entity has stopped transferring goods or services (if applicable) and has no obligation under the contract to transfer additional goods or services, and the consideration received from the customer is nonrefundable; (2) Permits an entity, as an accounting policy election, to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price. (3) Specifies that the measurement date for noncash consideration is contract inception and clarifies that the variable consideration guidance applies only to variability resulting from reasons other than the form of the consideration (4) clarifies that a completed contract for the purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy U.S. generally accepted accounting principles before the date of initial application. (5)Permits an entity to apply the modified retrospective transition method either to all contracts or only to contracts that are not completed contracts; (6)Clarifies that an entity that retrospectively applies the guidance in the standard to each prior reporting period is not required to disclose the effect of the accounting change for the periods of adoption. But an entity still is required to disclose the effect of the changes on any prior periods retrospectively adjusted. Public business entities, certain not-for-profit entities and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company, as an EGC, has not adopted ASC 606 as of September 30, 2018. The Company has conducted high-level evaluation on the impact of this new standard and believes the Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in this ASU.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. The Company does not plan to early adopt ASU 2016-02 or expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flow.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company evaluates the impact of this new standard and believes there is no material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In February 2017, the FASB issued ASU No. 2017-05 (“ASU 2017-05”) to provide guidance for recognizing gains and losses from the transfer of nonfinancial assets and in-substance nonfinancial assets in contracts with non-customers, unless other specific guidance applies. The standard requires a company to derecognize nonfinancial assets once it transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset. Additionally, when a company transfers its controlling interest in a nonfinancial asset, but retains a non-controlling ownership interest, the company is required to measure any non-controlling interest it receives or retains at fair value. The guidance requires companies to recognize a full gain or loss on the transaction. ASU 2017-05 is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. The effective date of this guidance coincides with revenue recognition guidance. The Company does not expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In May 2017, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2017-09 (“ASU 2017-09”) to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted and application is prospective. The Company does not expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In September 2017, the FASB has issued ASU No. 2017-13, “Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU No. 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. Entities may still adopt using the public company adoption guidance in the related ASUs, as amended. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not plan to early adopt ASU 2018-13 or expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of September 30, 2018 and 2017 consisted of the following:

	2018	2017
Accounts receivable	$19,000,478	$16,799,516
Less: allowance for doubtful accounts	(2,912,310)	(2,795,324)
Accounts receivable, net	$16,088,168	$14,004,192

The Company’s customers are for the most part, various levels of government, state-owned entities and construction companies. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 days to its customers. The average accounts receivable turnover period was approximately 182 days and 104 days for the fiscal years ended September 30, 2018 and 2017, respectively.

Changes of allowance for doubtful accounts for the years ended September 30, 2018 and 2017 are as follow:

	2018	2017
Beginning balance	$2,795,324	$2,407,369
Additional reserve through bad debt expense	256,857	374,541
Bad debt write-off	(40,101)	(930)
Exchange difference	(99,770)	14,344
Ending balance	$2,912,310	$2,795,324

Bad debt expense recorded by the Company during the years ended September 30, 2018 and 2017 was $256,857 and $374,541, respectively. There were no bad debt write-off, recorded by the Company during the years ended September 30, 2018 and 2017.

NOTE 4 –NOTES RECEIVABLE

Notes receivable consisted of bank acceptance notes of $3,147,827 and $3,891,938 received from the Company’s customers as of September 30, 2018 and 2017, respectively. These notes with 3-6 months maturity dates were issued by customers to pay their payable balances to the Company; and these notes were guaranteed by the banks.

NOTE 5 – INVENTORIES

Inventories as of September 30, 2018 and 2017 consisted of the following:

	2018	2017
Raw materials	$17,866,609	$12,554,498
Work in process	78,031	79,121
Finished goods	4,197,515	8,680,127
Total	$22,142,155	$21,313,746

There was no inventory write-downs recognized for the years ended September 30, 2018 and 2017.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2018 and 2017 consisted of the following:

	2018	2017
Buildings	$2,007,795	$2,072,586
Machinery and equipment	7,804,250	7,562,729
Transportation vehicles	1,236,085	1,229,083
Office equipment	424,620	436,958
Construction in progress (“CIP”)	208,121	237,938
Total property plant and equipment, at cost	11,680,871	11,539,294
Less: accumulated depreciation	(8,186,800)	(7,771,401)
Property, plant and equipment, net	$3,494,071	$3,767,893

Depreciation expense was $691,695 and $881,902 for the years ended September 30, 2018 and 2017, respectively.

As of September 30, 2018 and 2017, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 10.

NOTE 7 – INTANGIBLE ASSETS

Intangible asset as of September 30, 2018 and 2017 consisted of the following:

	2018	2017
Land use rights, cost	$1,613,644	$1,665,716
Less: accumulated amortization	(363,387)	(340,761)
Intangible assets, net	$1,250,257	$1,324,955

The land use right represents the Company’s land use rights in Wenzhou’s plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of September 30, 2018 and 2017. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 10.

During the year ended September 30, 2017, the local government expropriated one of the properties the Company owned and compensated the Company RMB 62,203,195, equivalent to USD $9,349,224. The Company recognized gain on sale of the land use right of $8,782,807 and this was recorded by the Company as other income on the Company’s consolidated financial statements.

Amortization expense was $34,964 and $41,510 for the years ended September 30, 2018 and 2017, respectively.

NOTE 8 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of September 30, 2018 and 2017:

	2018	2017
Huashang Micro Finance Co.	$5,532,906	$5,711,451
Longwan Rural Commercial Bank	6,549,505	6,760,856
Wenzhou Longlian Development Co., Ltd	1,213,367	1,252,521
Total	$13,295,778	$13,724,828

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to   acquire 22.5% in Huashang Micro Finance Co. (“Huashang”), a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD), of which RMB 7,000,000 ($1,019,220 and $1,052,109 in USD, respectively) has not been collected as of September 30, 2018 and 2017. The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Huashang during the years ended September 30, 2018 and 2017.

In 2011, the Company made an investment of RMB 8,333,400 ($1,307,982 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at the cost on its consolidated balance sheets. The Company did not receive any dividend income from Longlian during the years ended September 30, 2018 and 2017.

In 2012, the Company made an investment of RMB 44,982,000 ($7,172,207 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at the cost on its consolidated balance sheets. During the year ended September 30, 2018, the Company received dividend income of RMB 3,307,500 ($505,982 in USD) from LRCB. During the year ended September 30, 2017, the Company received dividend income of RMB 2,866,500 ($420,900 in USD) from LRCB.

NOTE 9 –NOTES PAYABLE

Notes payable consisted of bank notes payable of $7,646,373 and $7,302,985 provided by the Company to its customers as of September 30, 2018 and 2017, respectively. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payables are generally payable within six months. These short-term notes payables are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

NOTE 10 – SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following at September 30, 2018:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank	RMB10,000,000	$1,456,027	11/2/2017	11/1/2018	5.00%
Agricultural Bank	7,000,000	1,019,219	1/2/2018	12/5/2018	5.35%
Agricultural Bank	9,500,000	1,383,226	1/12/2018	1/11/2019	5.57%
Agricultural Bank	5,000,000	728,013	1/29/2018	12/10/2018	5.57%
Agricultural Bank	10,000,000	1,456,027	2/2/2018	1/20/2019	5.57%
Agricultural Bank	5,700,000	829,935	2/8/2018	2/7/2019	5.57%
Agricultural Bank	10,000,000	1,456,027	3/1/2018	2/15/2019	5.26%
Agricultural Bank	10,000,000	1,456,027	3/21/2018	3/5/2019	5.44%
Agricultural Bank	10,000,000	1,456,027	4/2/2018	3/15/2019	5.44%
Agricultural Bank	13,400,000	1,951,077	4/8/2018	4/2/2019	5.44%
Agricultural Bank	5,000,000	728,014	4/11/2018	4/10/2019	5.44%
Agricultural Bank	5,000,000	728,014	5/2/2018	5/1/2019	5.44%
Agricultural Bank	10,000,000	1,456,028	6/27/2018	12/24/2018	4.70%
Agricultural Bank	4,500,000	655,213	7/11/2018	7/1/2019	5.44%
Agricultural Bank	11,000,000	1,601,631	8/21/2018	8/1/2019	5.44%
Agricultural Bank	14,500,000	2,111,241	9/3/2018	9/2/2019	5.44%
Agricultural Bank	4,000,000	582,411	9/20/2018	9/19/2019	5.44%
China CITIC Bank	7,000,000	1,019,220	10/19/2017	10/19/2018	5.44%
China CITIC Bank	3,800,000	553,291	9/11/2018	9/11/2019	5.44%
China CITIC Bank	8,000,000	1,164,822	9/25/2018	9/25/2019	5.44%
China CITIC Bank	6,500,000	946,418	9/25/2018	9/25/2019	5.44%
China CITIC Bank	4,798,641	698,699	3/30/2018	1/4/2019	5.00%
China CITIC Bank	4,798,641	698,699	5/17/2018	12/31/2018	6.00%
Bank of China	8,880,000	1,292,953	1/4/2018	1/3/2019	4.79%
Bank of China	7,540,000	1,097,845	1/4/2018	1/3/2019	4.79%
Bank of China	4,700,000	684,333	1/10/2018	1/10/2019	5.01%
Bank of China	9,800,000	1,426,907	1/10/2018	1/10/2019	4.79%
Bank of China	1,000,000	145,603	2/1/2018	11/12/2018	5.01%
Bank of China	3,730,000	543,098	2/1/2018	2/1/2019	5.01%
Bank of China	3,350,000	487,769	2/1/2018	2/1/2019	5.01%
Minsheng Bank	10,000,000	1,456,028	5/2/2018	4/25/2019	4.87%
Minsheng Bank	7,950,000	1,157,542	5/3/2018	4/25/2019	4.87%
Zhejiang Commerce Bank	7,000,000	1,019,220	2018/05/22	11/21/2018	6.09%
Zhejiang Commerce Bank	1,000,000	145,603	2018/06/05	12/4/2018	5.87%
Zhejiang Commerce Bank	4,500,000	655,213	2018/06/05	12/4/2018	5.87%
Zhejiang Commerce Bank	10,500,000	1,528,829	2018/06/04	12/3/2018	6.09%
Total	RMB259,447,282	$37,776,249

Short-term borrowings also include loans from various individuals with interest rate around 8% and maturing within one year. As of September 30, 2018, the total amount of these loans was $1,892,837.

Short-term borrowings consisted of the following at September 30, 2017:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank	RMB4,700,000	$706,415	10/20/2016	10/16/2017	4.57%
Agricultural Bank	4,300,000	646,295	10/25/2016	10/21/2017	4.57%
Agricultural Bank	10,000,000	1,503,014	11/14/2016	11/11/2017	4.57%
Agricultural Bank	7,000,000	1,052,109	1/9/2017	1/8/2018	4.57%
Agricultural Bank	9,500,000	1,427,863	1/12/2017	1/11/2018	4.57%
Agricultural Bank	10,000,000	1,503,014	2/8/2017	2/7/2018	4.57%
Agricultural Bank	5,700,000	856,718	3/1/2017	2/15/2018	4.57%
Agricultural Bank	10,000,000	1,503,014	3/3/2017	3/2/2018	4.57%
Agricultural Bank	10,000,000	1,503,014	3/21/2017	3/20/2018	4.57%
Agricultural Bank	5,000,000	751,507	4/1/2017	2/1/2018	4.57%
Agricultural Bank	13,400,000	2,014,038	4/6/2017	4/5/2018	4.57%
Agricultural Bank	5,000,000	751,507	4/11/2017	4/10/2018	4.57%
Agricultural Bank	10,000,000	1,503,014	4/13/2017	4/1/2018	4.57%
Agricultural Bank	5,000,000	751,507	5/3/2017	5/2/2018	4.57%
Agricultural Bank	4,500,000	676,356	7/19/2017	7/18/2018	4.57%
Agricultural Bank	11,000,000	1,653,315	9/7/2017	9/6/2018	5.00%
Agricultural Bank	14,500,000	2,179,370	9/13/2017	9/12/2018	5.00%
China CITIC Bank	7,000,000	1,052,109	11/21/2016	11/21/2017	5.44%
China CITIC Bank	4,000,000	601,205	7/14/2017	7/14/2018	5.44%
China CITIC Bank	5,000,000	751,507	8/4/2017	8/4/2018	5.44%
China CITIC Bank	5,000,000	751,507	8/9/2017	8/9/2018	5.44%
China CITIC Bank	3,800,000	571,145	9/5/2017	9/5/2018	5.44%
China CITIC Bank	8,000,000	1,202,411	9/20/2017	9/20/2018	5.44%
Bank of China	8,380,000	1,259,525	1/10/2017	1/6/2018	4.57%
Bank of China	9,020,000	1,355,718	1/13/2017	1/11/2018	4.57%
Bank of China	4,350,000	653,811	2/3/2017	2/1/2018	4.57%
Bank of China	3,670,000	551,606	2/3/2017	2/1/2018	4.57%
Bank of China	4,410,000	662,829	2/3/2017	2/1/2018	4.57%
Bank of China	10,150,000	1,525,559	2/4/2017	2/1/2018	4.57%
Minsheng Bank	10,000,000	1,503,014	5/16/2017	5/3/2018	4.87%
Minsheng Bank	8,900,000	1,337,682	5/16/2017	5/3/2018	4.87%
Zhejiang Commerce Bank	8,500,000	1,277,562	2016/12/8	12/7/2017	5.22%
Zhejiang Commerce Bank	10,500,000	1,578,164	2016/12/8	12/7/2017	5.22%
Zhejiang Commerce Bank	1,000,000	150,301	2016/12/8	12/7/2017	5.22%
Zhejiang Commerce Bank	7,000,000	1,052,109	2016/12/8	12/7/2017	5.22%
China Everbright Bank	12,000,000	1,803,616	6/29/2017	2/22/2018	5.22%
Total	RMB270,280,000	$40,623,450

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: Di Wang, Jueqin Wang, their immediate family members, third-party individuals, and third-party companies:

	As of September 30,
	2018	2017
Prepaid expenses	$2,972,743	$3,409,737
Buildings, net	18,023	25,921
Long-term Investment	7,762,871	8,013,377
Total	$10,753,637	$11,449,035

For the years ended September 30, 2018 and 2017, interest expense on all short-term borrowings amounted to $2,082,680 and $2,039,140, respectively.

NOTE 11 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of products to one customer (14.46% of total revenues) during fiscal year 2018. As of September 30, 2018, amount due from this customer included in accounts receivable was $6,048,446, representing 31.83% of total accounts receivable. There was no other significant concentration of accounts receivable for the year ended September 30, 2018.

The Company sold a substantial portion of products to one customer (11.33% of total revenues) during fiscal year 2017. As of September 30, 2017, amount due from this customer included in accounts receivable was $212,740. There was no significant concentration of accounts receivable for the year ended September 30, 2017.

The loss of our significant customer or the failure to attract new customers could have a material adverse effect on our business, consolidated results of operations and financial condition.

For the year ended September 30, 2018, two suppliers accounted for 29.02% and 12.97% of the Company’s total raw material purchase. There were two significant suppliers that combined accounted for 53.35% of the Company’s total accounts payable to suppliers.

For the years ended September 30, 2017, three suppliers accounted for 15.24%, 13.30% and 11.61% of the Company’s total raw material purchases. There was one significant supplier that accounted for 73.57% of the Company’s total accounts payable to suppliers.

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 12 – RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd. (“Taizhou Huadi”)	An entity 30% owned by Jueqin Wang
Huashang Micro Finance Co. (“Huashang”)	An entity 19% owned by the Company
Wenzhou Zhagang Ltd.	An entity 16% owned by an immediate family of Di Wang
Wenzhou Xinhuadi Synthetic Leather Ltd.	An entity 70% owned by Jueqin Wang
Jueqin Wang	Majority shareholder of the Company
Huizhi Wang	Majority shareholder of the Company

2)	Related party transactions

During fiscal year 2018, the Company purchased a total of $12,265,399 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2018, the Company had no outstanding balance of accounts payable to this entity.

During fiscal year 2017, the Company purchased a total of $3,766,607 raw materials from Taizhou Huadi. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of September 30, 2017, the Company had no outstanding accounts payable balance to this entity. To lock down the prices for raw materials and hedge against price rise risk, the Company periodically pays Taizhou Huadi in advance. As of September 30, 2017, the Company had outstanding advance balance of USD $8,461,664 to this entity.

During fiscal year 2018, the Company borrowed RMB 4,000,000 ($582,411 in USD) from Huizhi, Wang as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8.1% annual interest rate. The borrowing has been fully paid in the subsequent period.

During fiscal year 2017, the Company received RMB 2,000,000 ($300,603 in USD) from Huashang for the Company’s capital reduction in 2015. As of September 30, 2017 and 2018, the unpaid amount from Huashang for the capital reduction was RMB 7,000,000 ($1,052,109 in USD).

Jueqin Wang periodically provides working capitals to support the Company’s operations when needed. As of September 30, 2018 and 2017, the Company had outstanding payable due to Jueqin Wang with an amount of $281,892 and $290,988, respectively. This represented unsecured, due on demand and interest free borrowings between the Company and Jueqin Wang.

Wenzhou Xinhuadi Synthetic Leather Ltd rented a land owned by the Company and the rent ended in fiscal year 2017. As of September 30, 2017 and 2018, the Company was owed RMB 659,040 due to uncollected rent.

3)	Related party balances

Net outstanding balances with related parties consisted of the following as of September 30, 2018 and 2017:

Accounts	Name of related parties	2018	2017
Receivables from related parties:
Advances to suppliers	TaizhouHuadi Industrial Ltd.	$-	$8,461,664
Other receivables	Huashang Micro Finance Co.	1,019,220	1,052,109
Other receivable	Wenzhou Xinhuadi Synthetic	95,958	99,055
Liabilities to related parties:
Accounts Payable	Wenzhou Zhagang Ltd.	(84,977)	-
Due to related party	Jueqin Wang	(281,892)	(290,988)
Due to related party	Huizhi Wang	(582,411)	-
Net receivables from related parties		$165,898	$9,321,840

NOTE 13 – STOCKHOLDERS’ EQUITY

Ordinary shares

Huadi International is authorized to issue 500,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. The paid in capital was zero as of September 30, 2018. There are currently 20,000,000 issued and outstanding ordinary shares, of which 16.64% and 83.36% held by Yongqiang Maituo Limited and Yongqiang Donghai Limited, respectively, as of September 30, 2018.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August, 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of September 30, 2018 and 2017.

NOTE 14 – INCOME TAXES

Enterprise Income Taxes (“EIT”)

Huadi International is incorporated in Cayman Island as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Island.

Tuoxing is incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

HK Beach is established in Hong Kong and is subject to statutory income tax rate at 16.5%.

Hongshun is established in PRC and is subject to statutory income tax rate at 25%.

Huadi Steel, the Company’s main operating subsidiary in PRC, has applicable EIT rate of 25%. As of September 30, 2018, the tax years ended December 31, 2013 through December 31, 2018 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September30, 2018 and 2017 the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the fiscal years ended September 30, 2018 and 2017, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2018.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the years ended September 30, 2018 and 2017 as follows:

	2018	2017
Income before taxes excluded the amounts of loss incurring entities	$6,585,624	$11,356,731
PRC EIT tax rates	25%	25%
Tax at the PRC EIT tax rates	$1,646,406	2,839,183
Tax effect of R&D expenses deduction	(271,349)	(180,981)
Tax effect of non-taxable investment income	(126,495)	(105,225)
Tax effect of non-deductible expenses	88,530	150,732
Income tax expenses	$1,337,092	$2,703,709

Income taxes for the years ended September 30, 2018 and 2017 are attributed to the Company’s continuing operations in China and consisted of:

	2018	2017
Current income tax	$1,390,773	$2,121,343
Deferred income tax	(53,681)	582,366
Total income tax expense	$1,337,092	$2,703,709

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2018 and 2017 are presented below:

	As of September 30,
	2018	2017
Deferred tax assets:
Bad debt allowance	$728,078	$698,831
Total	$728,078	$698,831

There was no valuation allowance for the deferred tax assets as of September 30, 2018 and 2017. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the company will realize the benefits of those deductible differences at September 30, 2018 and 2017.

NOTE 15 – COMMITMENT AND CONTINGENCIES

As of September 30, 2018 and 2017, Company has no material purchase commitments or significant leases.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of September 30, 2018 and 2017, Company had no pending legal proceedings outstanding.

NOTE 16 – SUBSEQUENT EVENTS

In August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the “Company”). The specific transactions related to this reorganization are outlined in Note 1.

NOTE 17 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

Huadi International Croup Co.Ltd.

Balance Sheets

	September 30,	September 30,
	2018	2017
ASSETS
Due from subsidiary	$2,000	$2,000
Total assets	$2,000	$2,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable and accrued liabilities	$-	$-
Total liabilities	-	-

STOCKHOLDERS’ EQUITY
Common stock, $0.0001 par value, 500,000,000 shares authorized, 20,000,000 shares issued and outstanding	2,000	2,000
Retained earnings	-	-
Total stockholders’ equity	-	-

Total liabilities and stockholders’ equity	$2,000	$2,000

Huadi International Croup Co.Ltd.

Statements of Operations

	For the year ended September 30,
	2018	2017
Operating expenses:
General and administrative expenses	$-	$-

Total operating expenses	-	-

Net loss	$-	$-

Net loss per common share – basic and diluted	$-	$-

Weighted average number of ordinary shares outstanding – basic and diluted	20,000,000	20,000,000

Huadi International Croup Co.Ltd.

Statements of Cash Flows

For the year ended September 30,
	2018	2017
Cash Flows from Operating Activities	$-	$-

Cash Flows from Investing Activities	-	-

Cash Flows from Financing Activities	-	-

Changes in cash and cash equivalents	-	-
Cash and cash equivalents, beginning of year	-	-

Cash and cash equivalents, end of year	$-	$-

Supplemental Cash Flows Information:
Income tax paid	$-	$-
Interest paid	$-	$-

Non-cash investing and financing activities:
Shares issued to founders	20,000,000	-

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2019 AND SEPTEMBER 30, 2018

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2019	2018
Assets
Current assets
Cash and cash equivalents	$198,197	$1,308,378
Restricted cash	2,923,626	3,889,317
Accounts receivable, net of allowance for doubtful accounts of $2,944,555 and $2,912,310, respectively	9,166,638	16,088,168
Notes receivable	523,226	3,147,827
Inventories	21,775,865	22,142,155
Advance to suppliers	5,445,669	5,722,123
Advance to suppliers, related party	6,719,844	-
Due from related parties	342,711	-
Other receivables	2,732,994	4,878,665
Total current assets	49,828,770	57,176,633
Property, plant and equipment, net	3,864,547	3,494,071
Intangible assets, net	1,263,785	1,250,257
Long-term Investment	13,606,419	13,295,778
Deferred tax assets	736,139	728,078
TOTAL ASSETS	$69,299,660	$75,944,817
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,849,058	$1,182,885
Accrued expenses and other current liabilities	1,379,687	1,120,299
Notes payable	5,103,320	7,646,373
Advances from customers	1,653,082	5,533,197
Due to related party	2,151,036	864,303
Short-term bank borrowings	34,573,972	39,669,086
Tax payable	3,507,270	3,310,182
TOTAL LIABILITIES	50,217,425	59,326,325

COMMITMENTS AND CONTIGENCIES

Shareholders’ Equity:
Common stock, $0.0001 par value, 500,000,000 shares authorized, 20,000,000 shares issued and outstanding	2,000	2,000
Additional paid-in capital	22,531,620	22,531,620
Accumulated deficit	(6,855,026)	(8,873,947)
Accumulated other comprehensive income	3,246,293	2,826,108
Total equity attributable to Huadi International Group Co., Ltd.	18,924,887	16,485,781
Equity attributable to non-controlling interests	157,348	132,711
Total shareholders’ equity	19,082,235	16,618,492
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$69,299,660	$75,944,817

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2019	2018
Sales	$32,133,105	$23,949,675
Cost of sales	(25,540,685)	(18,980,404)
Gross profit	6,592,420	4,969,271

Operating expenses:
Selling, general and administrative	2,396,534	1,292,837
Research and development	1,047,229	720,565
Total operating expenses	3,443,763	2,013,402

Operating income	3,148,657	2,955,869

Other income (expenses):
Interest expenses, net	(1,053,191)	(995,134)
Other income, net	231,326	334,112
Total other expenses, net	(821,865)	(661,022)

Income before income taxes	2,326,792	2,294,847
Income tax provision	(287,478)	(276,505)

Net income	$2,039,314	$2,018,342

Net income attributable to non-controlling interests	20,393	20,183

Net income attributable to Huadi International Group Co., Ltd.	$2,018,921	$1,998,159

Net income	$2,039,314	$2,018,342

Other comprehensive income (loss):
Foreign currency translation adjustment	424,429	795,675

Total comprehensive income	2,463,743	2,814,017
Comprehensive income attributable to non-controlling interests	24,637	28,140

Comprehensive income attributable to Huadi International Group Co., Ltd.	$2,439,106	$2,785,877

Basic and diluted earnings per share
Basic	$0.10	$0.10
Diluted	$0.10	$0.10
Weighted average number of shares outstanding
Basic	20,000,000	20,000,000
Diluted	20,000,000	20,000,000

HUADI INTERNATIONAL GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED MARCH 31, 2019

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interests	Total shareholders’ equity

Balance at September 30, 2018	20,000,000	2,000	22,531,620	(8,873,947)	$2,826,108	$132,711	$16,618,492

Foreign currency translation loss	-	-	-	-	420,185	4,244	424,429
Net income	-	-	-	2,018,921	-	20,393	2,039,314

Balance at March 31, 2019	20,000,000	$2,000	$22,531,620	(6,855,026)	$3,246,293	$157,348	$19,082,235

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2019	2018
Cash Flows from Operating Activities:
Net income	$2,039,314	$2,018,342
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	293,046	369,115
Amortization expense	15,410	19,021
Deferred tax benefits	8,794	2,638
Changes in operating assets and liabilities:
Accounts receivable	7,170,273	5,022,913
Notes receivable	2,651,138	575,723
Inventories	868,222	866,447
Advances to suppliers	402,999	(6,718,275)
Advances to suppliers - related party	(6,602,766)	4,646,834
Other receivables	1,883,546	1,034,138
Accounts payable	627,411	(1,131,247)
Accrued expenses and other current liabilities	229,150	(5,366,599)
Notes payable	(2,674,284)	(190,227)
Advances from customers	(3,939,539)	233,019
Gain from disposal of properties and equipment	(32,066)
Income tax payable	117,663	38,146
Net cash provided by operating activities	3,058,311	1,419,988

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(596,031)	(271,081)
Disposal of properties and equipment	51,243
Net cash used in investing activities	(544,788)	(271,081)

Cash Flows from Financing Activities:
Changes in restricted cash	1,038,152	620,090
Proceeds from short-term borrowings	22,434,605	28,689,547
Repayments on short-term borrowings	(28,351,627)	(29,983,185)
Advances from related parties	1,830,107	771,331
Repayments of related party advances	(585,634)	-

Net cash provided by (used in) financing activities	(3,634,397)	97,783

Effect of exchange rate changes on cash	10,693	89,092

Net increase (decrease) in cash and cash equivalents	(1,120,874)	1,246,690
Cash and cash equivalents at the beginning of period	1,308,378	781,244
Cash and cash equivalents at the end of period	$198,197	$2,117,026

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$204,333	$208,011
Cash paid for interest expenses	$1,053,191	$995,134

The accompanying notes are an integral part of these consolidated financial statements.

HUADI INTERNATIONAL GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Huadi International Group Co., Ltd. (“Huadi International” or “the Company”)	Cayman Island	September 27, 2018	Parent, 100%
Yongqiang Tuoxing Limited. (“Yongqiang Tuoxing”)	British Virgin Island	October 2, 2018	100% by the Parent
Hong KongBeach Limited. (“HK Beach”)	Hong Kong	November 7, 2018	100% by Tuoxing
Wenzhou Hongshun Stainless Steel Limited. (“Hongshun”)	Wenzhou, China	June 3,2019	100% by HK Beach
Huadi Steel Group Limited. (“Huadi Steel”)	Wenzhou, China	November 12,1998	99% by Hongshun

Huadi International Group Co., Ltd. (“Huadi International”)

Huadi International was incorporated on September 27, 2018 under the laws of Cayman Islands. Under its memorandum of association, Huadi International is authorized to issue 500,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. The paid in capital was zero as of March 31, 2019. There are currently 20,000,000 issued and outstanding ordinary shares, of which 16.64% and 83.36% held by Yongqiang Maituo Limited and Yongqiang Donghai Limited, repectively. Huadi International is a holding company and is currently not actively engaging in any business. Huadi International’s registered agent is Harneys Fiduciary (Cayman) Limited and its registered office is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Yongqiang Tuoxing Limited (“Yongqiang Tuoxing”)

Yongqiang Tuoxing was incorporated on October 2, 2018 under the laws of British Virgin Islands. Under its memorandum of association, Yongqiang Tuoxing is authorized to issue 50,000 ordinary shares of a single class, par value $1.00 per ordinary share. The paid in capital was zero as of March 31, 2019. Yongqiang Tuoxing is a wholly owned subsidiary of Huadi International and is currently not actively engaging in any business. Yongqiang Tuoxing’s registered agent is Harneys Corporate Services Limited and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Hong Kong Beach Limited (“HK Beach”)

HK Beach was incorporated on November 7, 2018 under the laws of Hong Kong and is a wholly owned subsidiary of Yongqiang Tuoxing. The paid in capital was zero as of March 31, 2019. HK Beach did not have any operations as of March 31, 2019.

Wenzhou Hongshun Stainless Steel Ltd. (“Wenzhou Hongshun”)

Wenzhou Hongshun was incorporated on June 3, 2019 in China and is a wholly owned subsidiary of HK Beach. Wenzhou Hongshun is a wholly-foreign owned enterprise organized the laws of the People’s Republic of China. The registered capital is USD 10,000,000 and the paid in capital was zero as of March 31, 2019.

The registered principal activities of Wenzhou Hongshun are Sales of stainless steel pipes, stainless steel bars, stainless steel elbows, stainless steel products, auto parts and components; import and export of goods, technology import and export. Wenzhou Hongshun did not have any operations as of March 31, 2019.

Huadi Steel Group Limited. (“Huadi Steel”)

Huadi Steel was incorporated on November 12, 1998 under the laws of the People’s Republic of China. The registered and paid in capital is RMB 168,800,000. Since August 18, 2015, Huadi Group was owned by nine PRC shareholders (“PRC Shareholders”).

Reorganization

In or about August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the “Company”) where Di Wang, one of the PRC Shareholders transferred 5% equity of Huadi Steel to a Hong Kong entity which was subsequently transferred to Wenzhou Hongshun on August 28, 2019. On August 22, 2019, Wenzhou Hongshun acquired 94% equity of Huadi Group from the PRC Shareholders. As the result, Wenzhou Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang as of March 31, 2019. The specific transactions related to this reorganization are outlined above.  During the years presented in these financial statements, the control of the entities has never changed (always under the control of the PRC Shareholders). Accordingly, the combination has been treated as a corporate restructuring (“reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Foreign Currency Translation

The financial records of the Company’s subsidiaries in People’s Republic of China (“PRC”) are maintained in their local currencies which are Chinese Yuan (“CNY” or “RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income/ (expense), net in the consolidated statements of income and comprehensive income.

The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The reporting currency of the Company is US dollar. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	March 31,	March 31,	September 30,
	2019	2018	2018

Period Ended RMB: USD exchange rate	6.7112	6.2726	6.8680
Period Average RMB: USD exchange rate	6.8302	6.4823	6.5368

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

The Company has bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Those notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset. Restricted cash is not included in the beginning or ending balance of cash and cash equivalents in the consolidated statements of cash flows.

As of March 31, 2019 and September 30, 2018, restricted cash was $2,923,626 and $3,889,317, respectively. No cash is restricted to assure future credit availability.

Accounts Receivable and Allowance for Doubtful Account

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The allowance for doubtful accounts recognized as of March 31, 2019 and September 30, 2018 was $2,944,555 and $2,912,310, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

There were no write-downs recognized of inventories for the period as of March 31, 2019 and September 30, 2018.

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired. There were no write-offs recognized of impairment for the period as of March 31, 2019 and September 30, 2018.

Advances from Customers

Advances from customers refer to advances received from customers regarding product sales, which are applied against accounts receivable when products are sold.

Property and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10-20 years
Machinery and equipment	5-20 years
Transportation vehicles	3-10 years
Office equipment	3-10 years
Electronic equipment	3-10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist of land use rights. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	50 years

Long-term Investments

The Company accounts for investments less than 20% ownership under the cost method and assess impairment at the end of each period. The carrying value of the investments was $13,606,419 and $13,295,778 as of March 31, 2019 and September 30, 2018.

The Company determined that there is no impairment in these investments for the six months ended March 31, 2019 and 2018.

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the six months ended March 31, 2019 and 2018.

Fair Value of Financial Instruments

Fair Value Measurements and Disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●

Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses, other current liabilities, notes receivable, notes payable, advances to suppliers, advances from customers, bank loans, and income tax payable and other receivables, the carrying amounts approximate their fair values due to their short maturities as of March 31, 2019 and September 30, 2018.

Value-added Tax

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products are sold in the PRC and are subject to a VAT on the gross sales price.  The Company is subject to a VAT rate of 17% before May 1, 2018 and a new VAT rate of 16% effective on May 1, 2018. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company generates its revenues mainly from sales of steel piping products. The Company recognizes revenue in accordance with ASC 605, Revenue Recognition, regarding revenue recognition which specifies that revenue is realized or realizable and earned. Sales revenue is recognized when:

1)	Persuasive evidence of an arrangement exists;

2)	Delivery has occurred or services have been rendered (the risks, rewards and ownership of the products are transferred to customers); and

3)	The seller’s price to the buyer is fixed or determinable; and

4)	Collectability is reasonably assured.

Revenues are reported net of all value added taxes. The Company does not routinely permit customers to return products, while in certain conditions product changes are allowed, and historically customer returns have been immaterial and due to the nature of our products no warranty is offered.

The Company sell its products either under free onboard (“FOB”) shipping point term or under FOB destination term. For sales under FOB shipping point term, the Company recognize revenues when products are loaded on the ships. Product delivery is evidenced by warehouse shipping logs as well assigned shipping bills from the shipping companies. For sales under FOB destination term, the Company recognize revenues when the products are delivered and accepted by customers. Product delivery is evidenced by signed receipt documents and title transfers upon delivery. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. As a result, the Company expects returns to be minimal and due to the nature of our products no warranty is offered. The allowance for returns is calculated and regularly reviewed based on historical experience.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

During the six months ended as of March 31, 2019 and 2018, government grants recognized was $31,900 and $14,357, respectively.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $668,804 and $125,872 for the six months ended March 31, 2019 and 2018, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Advertising costs were $78,146 and$48,729 for the six months ended March 31, 2019 and 2018, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal years for tax purpose in PRC are ended at December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive common share equivalents outstanding during the six months ended March 31, 2019 and 2018.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note1, this may not be indicative of future results.

Liquidity Risks

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our Revolving Credit Facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of steel pipe, tube and ancillary products to our customers at margins sufficient to cover fixed and variable expenses.

As of March 31, 2019, we had cash and cash equivalents of $198,197. We believe that our current cash, cash to be generated from our operations and access to help from our related party will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14. Under ASU No. 2015-14, public entities (1) must apply ASU No. 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.(2) Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. For example, a calendar year-end company may adopt ASU No. 2014-09 for annual and interim periods beginning on January 1, 2017 or 2018. All other entities, including EGCs that have appropriately elected to defer compliance with new or revised financial accounting standards until a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to apply such standards, must apply ASU No. 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

In April 2016, FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company, as an EGC, has not adopted ASC 606 as of September 30, 2018. The Company has conducted high-level evaluation on the impact of this new standard and believes the Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in this ASU.

In May 2016, FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedient. The standard (1) allows an entity to recognize revenue in the amount of consideration received when the entity has transferred control of the goods or services, the entity has stopped transferring goods or services (if applicable) and has no obligation under the contract to transfer additional goods or services, and the consideration received from the customer is nonrefundable; (2) Permits an entity, as an accounting policy election, to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price. (3) Specifies that the measurement date for noncash consideration is contract inception and clarifies that the variable consideration guidance applies only to variability resulting from reasons other than the form of the consideration (4) clarifies that a completed contract for the purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy U.S. generally accepted accounting principles before the date of initial application. (5)Permits an entity to apply the modified retrospective transition method either to all contracts or only to contracts that are not completed contracts; (6)Clarifies that an entity that retrospectively applies the guidance in the standard to each prior reporting period is not required to disclose the effect of the accounting change for the periods of adoption. But an entity still is required to disclose the effect of the changes on any prior periods retrospectively adjusted. Public business entities, certain not-for-profit entities and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company, as an EGC, has not adopted ASC 606 as of September 30, 2018. The Company has conducted high-level evaluation on the impact of this new standard and believes the Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in this ASU.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. The Company does not plan to early adopt ASU 2016-02 or expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flow.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance specifically addresses cash flow issues with the objective of reducing the diversity in practice. The guidance will be effective for the Company in fiscal year 2018, but early adoption is permitted. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control, to provide guidance on the evaluation of whether a reporting entity is the primary beneficiary of a VIE by amending how a reporting entity, that is a single decision maker of a VIE, treats indirect interests in that entity held through related parties that are under common control. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash”. The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company evaluates the impact of this new standard and believes there is no material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In February 2017, the FASB issued ASU No. 2017-05 (“ASU 2017-05”) to provide guidance for recognizing gains and losses from the transfer of nonfinancial assets and in-substance nonfinancial assets in contracts with non-customers, unless other specific guidance applies. The standard requires a company to derecognize nonfinancial assets once it transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset. Additionally, when a company transfers its controlling interest in a nonfinancial asset, but retains a non-controlling ownership interest, the company is required to measure any non-controlling interest it receives or retains at fair value. The guidance requires companies to recognize a full gain or loss on the transaction. ASU 2017-05 is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. The effective date of this guidance coincides with revenue recognition guidance. The Company does not expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In May 2017, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2017-09 (“ASU 2017-09”) to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted and application is prospective. The Company does not expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In September 2017, the FASB has issued ASU No. 2017-13, “Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU No. 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. Entities may still adopt using the public company adoption guidance in the related ASUs, as amended. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02. The Company evaluates the impact of this new standard and believes there is no impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not plan to early adopt ASU 2018-13 or expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of March 31, 2019 and September 30, 2018 consisted of the following:

	2019	2018
Accounts receivable, gross	$12,111,193	$19,000,478
Less: allowance for doubtful accounts	(2,944,555)	(2,912,310)
Accounts receivable, net	$9,166,638	$16,088,168

The Company’s customers are for the most part, various levels of government, state-owned entities and construction companies. Due to the nature of the customers and the practice of the industry, the Company generally allows credit period of 180 days to its customers.

Changes of allowance for doubtful accounts as of March 31, 2019 and September 30, 2018 are as follow:

	2019	2018
Beginning balance	$2,912,310	$2,795,324
Additional reserve through bad debt expense	-	256,857
Bad debt write-off	(35,798)	(40,101)
Exchange difference	68,043	(99,770)
Ending balance	$2,944,555	$2,912,310

Bad debt expense recorded by the Company during the six months ended March 31, 2019 and 2018 was $0 and $256,857, respectively. The Company recovered $35,798 and $40,101 from bad debt previously reserved during the six months ended March 31, 2019 and 2018, respectively.

NOTE 4 –NOTES RECEIVABLE

Notes receivable consisted of bank notes of $523,226 and $3,147,827 provided by the Company’s customers as of March 31, 2019 and September 30, 2018, respectively. These notes with 3-6 months maturity dates were issued by our customers to repay their balance to the Company and these notes were guaranteed by the banks.

NOTE 5 – INVENTORIES

Inventories as of March 31, 2019 and September 30, 2018 consisted of the following:

	2019	2018
Raw materials	$12,175,754	$17,866,609
Work in process	119,218	78,031
Finished goods	9,480,893	4,197,515
Total	$21,775,865	$22,142,155

There were no inventory write-downs recognized for the six months ended March 31, 2019 and 2018.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of March 31, 2019 and September 30, 2018:

	2019	2018
Buildings	$2,054,705	$2,007,795
Machinery and equipment	8,136,171	7,804,250
Transportation vehicles	997,845	1,236,085
Electronic equipment	202,291	197,673
Office equipment	268,821	226,947
Construction in progress (“CIP”)	510,210	208,121
Total property plant and equipment, at cost	12,170,043	11,680,871
Less: accumulated depreciation	(8,305,496)	(8,186,800)
Property, plant and equipment, net	$3,864,547	$3,494,071

Depreciation expense was $293,046 and $369,115 for the six months ended March 31, 2019 and 2018, respectively.

As of March 31, 2019 and September 30, 2018, the Company pledged buildings and machinery to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 10.

NOTE 7 – INTANGIBLE ASSETS

Intangible asset as of March 31, 2019 and September 30, 2018 consisted of the following:

	2019	2018
Land use rights, cost	$1,651,345	$1,613,644
Less: accumulated amortization	(387,560)	(363,387)
Intangible assets, net	$1,263,785	$1,250,257

The land use right represents the Company’s land use rights in Wenzhou’s plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of March 31, 2019 and September 30, 2018. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 11.

Amortization expense was $15,410 and $19,021 for the six months ended March 31, 2019 and 2018, respectively.

NOTE 8 – LONG-TERM INVESTMENTS

Long-term investments consisted of the following as of March 31, 2019 and September 30, 2018:

	2019	2018
Huashang Micro Finance Co.	$5,662,177	$5,532,906
Longwan Rural Commercial Bank	6,702,527	6,549,505
Wenzhou Longlian Development Co., Ltd	1,241,715	1,213,367
Total	$13,606,419	$13,295,778

In 2009, the Company made an investment of RMB 90,000,000 ($13,203,257 in USD) to acquire 22.5% in Huashang Micro Finance Co. (“Huashang”), a finance company offers micro loans to its customers. In 2015, as the result of a capital reduction, the Company’s ownership reduced by 3.5% to 19% for a cash consideration of RMB 52,000,000 ($8,535,827 in USD), of which RMB 7,000,000 ($1,019,220 and $1,115,965 in USD, respectively) has not been collected as of March 31, 2019 and September 30, 2018. The Company carries this investment at the cost on its balance sheets. The Company did not receive any dividend income from Huashang during the six months ended March 31, 2019 and 2018.

In 2011, the Company made an investment of RMB 8,333,400 ($1,307,982 in USD) to acquire 8.3334% in Wenzhou Longlian Development Co., Ltd. (“Longlian”), a property and infrastructure development company. The Company carries this investment at the cost on its balance sheets. The Company did not receive any dividend income from Longlian during the six months ended March 31, 2019 and 2018.

In 2012, the Company made an investment of RMB 44,982,000 ($7,172,207 in USD) to acquire 2.1% in Longwan Rural Commercial Bank. (“LRCB”), a private bank accepting deposits and providing short-term or long-term lending to its customers. The Company carries this investment at the cost on its balance sheets. During the six months ended March 31, 2019, the Company received dividend income of RMB 3,307,500 ($484,246 in USD) from LRCB. During the six months ended March 31, 2018, the Company received dividend income of RMB 3,307,500 ($510,236 in USD) from LRCB.

NOTE 9 – NOTES PAYABLE

Notes payable consisted of bank notes of $5,103,320 and $7,646,373 provided by the Company to its customers as of March 31, 2019 and September 30, 2018, respectively. These short-term bank notes can be endorsed and assigned to suppliers as payments for purchases. The bank notes payables are generally payable within six months. These short-term notes payables are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of at the bank as a guarantee deposit, which is classified on the consolidated balance sheets as restricted cash.

NOTE 10 – SHORT-TERM BORROWINGS

Short-term bank borrowings consisted of the following at March 31, 2019:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank	RMB	6,800,000	$1,013,232	4/8/2018	4/2/2019	5.44%
Agricultural Bank		5,000,000	745,023	5/2/2018	5/1/2019	5.44%
Agricultural Bank		4,500,000	670,521	7/11/2018	7/1/2019	5.44%
Agricultural Bank		11,000,000	1,639,051	8/21/2018	8/1/2019	5.44%
Agricultural Bank		14,500,000	2,160,567	9/3/2018	9/2/2019	5.44%
Agricultural Bank		10,000,000	1,490,046	11/2/2018	11/1/2019	5.44%
Agricultural Bank		7,000,000	1,043,033	12/3/2018	12/2/2019	5.44%
Agricultural Bank		5,000,000	745,023	12/7/2018	11/15/2019	5.44%
Agricultural Bank		9,500,000	1,415,544	1/11/2019	1/10/2020	5.44%
Agricultural Bank		9,990,000	1,488,556	1/21/2019	1/20/2020	5.13%
Agricultural Bank		5,700,000	849,326	1/25/2019	1/24/2020	5.13%
Agricultural Bank		9,990,000	1,488,556	2/1/2019	1/30/2020	5.13%
Agricultural Bank		9,000,000	1,341,042	3/4/2019	3/3/2020	5.35%
Agricultural Bank		9,990,000	1,488,556	3/8/2019	3/7/2020	5.35%
China CITIC Bank		3,800,000	566,218	9/11/2018	9/11/2019	5.44%
China CITIC Bank		8,000,000	1,192,037	9/25/2018	9/25/2019	5.44%
China CITIC Bank		6,500,000	968,530	9/25/2018	9/25/2019	5.44%
China CITIC Bank		7,000,000	1,043,033	10/17/2018	10/17/2019	5.66%
China CITIC Bank		4,815,440	717,523	10/17/2018	10/12/2019	4.90%
China CITIC Bank		5,147,400	766,987	1/4/2019	12/30/2019	5.00%
Minsheng Bank		10,000,000	1,490,046	5/2/2018	4/25/2019	5.22%
Minsheng Bank		7,950,000	1,184,587	5/3/2018	4/25/2019	5.22%
Bank of China		8,880,000	1,323,161	1/10/2019	1/6/2020	5.44%
Bank of China		7,540,000	1,123,495	1/9/2019	1/6/2020	5.44%
Bank of China		3,350,000	499,166	1/25/2019	1/22/2020	5.22%
Bank of China		3,580,000	533,437	1/25/2019	1/2/2020	5.22%
Zhejiang Commerce Bank		7,000,000	1,043,033	11/7/2018	5/6/2019	6.09%
Zhejiang Commerce Bank		1,000,000	149,005	11/28/2018	5/27/2019	6.09%
Zhejiang Commerce Bank		4,500,000	670,521	11/28/2018	5/27/2019	6.09%
Zhejiang Commerce Bank		10,500,000	1,564,549	11/26/2018	5/24/2019	6.09%
Total	RMB	217,532,840	$32,413,404

Short-term borrowings also include loans from various individuals with interest rate around 8% and maturing within one year. As of March 31, 2019, the total amount of these loans was $2,160,568.

Short-term bank borrowings consisted of the following at September 30, 2018:

Bank Name	Amount - RMB		Amount - USD	Issuance Date	Expiration Date	Interest
Agricultural Bank	RMB	10,000,000	$1,456,027	11/2/2017	11/1/2018	5.00%
Agricultural Bank		7,000,000	1,019,219	1/2/2018	12/5/2018	5.35%
Agricultural Bank		9,500,000	1,383,227	1/12/2018	1/11/2019	5.57%
Agricultural Bank		5,000,000	728,014	1/29/2018	12/10/2018	5.57%
Agricultural Bank		10,000,000	1,456,028	2/2/2018	1/20/2019	5.57%
Agricultural Bank		5,700,000	829,936	2/8/2018	2/7/2019	5.57%
Agricultural Bank		10,000,000	1,456,028	3/1/2018	2/15/2019	5.26%
Agricultural Bank		10,000,000	1,456,028	3/21/2018	3/5/2019	5.44%
Agricultural Bank		10,000,000	1,456,028	4/2/2018	3/15/2019	5.44%
Agricultural Bank		13,400,000	1,951,077	4/8/2018	4/2/2019	5.44%
Agricultural Bank		5,000,000	728,014	4/11/2018	4/10/2019	5.44%
Agricultural Bank		5,000,000	728,014	5/2/2018	5/1/2019	5.44%
Agricultural Bank		10,000,000	1,456,028	6/27/2018	12/24/2018	4.70%
Agricultural Bank		4,500,000	655,213	7/11/2018	7/1/2019	5.44%
Agricultural Bank		11,000,000	1,601,631	8/21/2018	8/1/2019	5.44%
Agricultural Bank		14,500,000	2,111,241	9/3/2018	9/2/2019	5.44%
Agricultural Bank		4,000,000	582,411	9/20/2018	9/19/2019	5.44%
China CITIC Bank		7,000,000	1,019,220	10/19/2017	10/19/2018	5.44%
China CITIC Bank		3,800,000	553,291	9/11/2018	9/11/2019	5.44%
China CITIC Bank		8,000,000	1,164,822	9/25/2018	9/25/2019	5.44%
China CITIC Bank		6,500,000	946,418	9/25/2018	9/25/2019	5.44%
China CITIC Bank		4,798,641	698,696	3/30/2018	1/4/2019	5.00%
China CITIC Bank		4,798,641	698,696	5/17/2018	12/31/2018	6.00%
Bank of China		8,880,000	1,292,953	1/4/2018	1/3/2019	4.79%
Bank of China		7,540,000	1,097,845	1/4/2018	1/3/2019	4.79%
Bank of China		4,700,000	684,333	1/10/2018	1/10/2019	5.01%
Bank of China		9,800,000	1,426,907	1/10/2018	1/10/2019	4.79%
Bank of China		1,000,000	145,603	2/1/2018	11/12/2018	5.01%
Bank of China		3,730,000	543,098	2/1/2018	2/1/2019	5.01%
Bank of China		3,350,000	487,769	2/1/2018	2/1/2019	5.01%
Minsheng Bank		10,000,000	1,456,028	5/2/2018	4/25/2019	4.87%
Minsheng Bank		7,950,000	1,157,542	5/3/2018	4/25/2019	4.87%
Zhejiang Commerce Bank		7,000,000	1,019,220	2018/05/22	11/21/2018	6.09%
Zhejiang Commerce Bank		1,000,000	145,603	2018/06/05	12/4/2018	5.87%
Zhejiang Commerce Bank		4,500,000	655,213	2018/06/05	12/4/2018	5.87%
Zhejiang Commerce Bank		10,500,000	1,528,829	2018/06/04	12/3/2018	6.09%
Total	RMB	259,447,282	$37,776,250

Short-term borrowings also include loans from various individuals with interest rate of 8.1% and maturing within one year. As of September 30, 2018, the total amount of these loans was $1,892,836.

The Company recognized interest expense of $1,053,191 and $995,134 for the six months ended March 31, 2019 and 2018, respectively.

The Company’s short-term bank borrowings are pledged by its assets as listed below, and guaranteed by the Company’s major shareholders: Di Wang, Jueqin Wang, their immediate family members, third-party individuals, and third-party companies:

	March 31,	September 30,
	2019	2018
Prepaid expenses	$3,042,198	$2,972,743
Buildings, net	18,444	18,023
Long-term Investment	7,944,242	7,762,871
Total	$11,004,884	$10,753,637

NOTE 11 – CUSTOMER AND VENDOR CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of products to one customer (12.16% of total revenues) during the six months ended March 31, 2019. As of March 31, 2019, amount due from this customer included in accounts receivable was $317,176. There was no significant concentration of accounts receivable as of March 31, 2019.

The Company sold a substantial portion of products to one customer (16.18% of total revenues) during the six months ended March 31, 2018. As of March 31, 2018, amount due from this customer included in accounts receivable was $52,060. There was no significant concentration of accounts receivable as of March 31, 2018.

The loss of our significant customer or the failure to attract new customers could have a material adverse effect on our business, consolidated results of operations and financial condition.

For the six months ended March 31, 2019, four suppliers accounted for 20.32%, 16.34%, 14.48%, and 11.21% of the Company’s total raw material purchase. For the six months ended March 31, 2018, three suppliers accounted for 38.36%, 10.81%, and 10.28% of the Company’s total raw material purchase.

The Company believes there are numerous other suppliers that could be substituted should the supplier become unavailable or non-competitive.

NOTE 12 – RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

Name	Relationship with the Company
Taizhou Huadi Industrial Ltd.	An entity 30% owned by Jueqin Wang
Huashang Micro Finance Co.	An entity 19% owned by the Company
Shanghai Huadi Insutrial Co., Ltd.	An entity 20% owned by Jueqin Wang
Wenzhou Zhagang Ltd.	An entity 16% owned by an immediate family of Di Wang
Wenzhou Xinhuadi Synthetic Leather Ltd.	An entity 70% owned by Jueqin Wang
Zhejiang Huadi Synthetic Leather Ltd.	An entity 73% owned by Jueqin Wang
Jueqin Wang	Majority shareholder of the Company
Yiyu Wang	Immediate family member of majority shareholder of the Company
Huizhi Wang	Majority shareholder of the Company

2)	Related party transactions

During six months ended March 31, 2019, the Company purchased a total of $2,991,274 raw materials from Taizhou Huadi These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of March 31, 2019, the Company had no outstanding accounts payable balance to this entity.

During six months ended March 31, 2019, the Company purchased a total of $512,430 raw materials from Shanghai Huadi Industrial Co., Ltd. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of March 31, 2019, the Company had an advance balance of $74,502 to this entity.

During six months ended March 31, 2019, the Company advanced cash RMB 2,300,000 ($342,711 in USD) to Zhejiang Huadi Synthetic Leather Ltd. The balance was fully paid in the subsequent period.

During six months ended March 31, 2018, the Company purchased a total of USD $5,854,141 raw materials from Taizhou Huadi Industrial Ltd. These raw materials primarily consisted of stainless steel bars and stainless steel strips. As of March 31, 2018, the Company had outstanding accounts receivable balance of $255,891 from this entity.

During six months ended March 31, 2019, the Company borrowed RMB 12,500,000 ($1,862,558 in USD), from Yiyu Wang, an immediate family member of majority shareholder of the Company, as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8% annual interest rate.

During fiscal year 2018, the Company borrowed RMB 4,000,000 ($582,411 in USD) from Wang Huizhi as working capitals to support the Company’s operations. The borrowing is unsecured, due on demand, and was subject to 8.1% annual interest rate. The borrowing has been fully paid in the subsequent period.

Jueqin Wang periodically provides working capitals to support the Company’s operations when needed. As of March 31, 2019 and September 30, 2018, the Company had outstanding payable due to Jueqin Wang with an amount of $288,478 and $281,892, respectively. This represented unsecured, due on demand and interest free borrowings between the Company and Jueqin Wang.

Wenzhou Xinhuadi Synthetic Leather Ltd rented a land owned by the Company and the rent ended in fiscal year 2017. As of September 30, 2018 and March 31, 2019, the Company was owed RMB 659,040 ($95,958 and $98,200 in USD, respectively) due to uncollected rent.

3)	Related party balances

Net amounts due to related parties consisted of the following as of March 31, 2019 and September 30, 2018:

Accounts	Name of related parties	2019	2018
Receivables from related parties:
Advances to suppliers	TaizhouHuadi Industrial Ltd.	$6,645,341	$-
Advances to suppliers	Shanghai Huadi Industrial Co., Ltd.	74,502	-
Other receivable	Huashang Micro Finance Co.	1,043,033	1,019,220
Other receivable	Wenzhou Xinhuadi Synthetic Leather Ltd.	98,200	95,958
Due from related party	Zhejiang Huadi Synthetic Leather Ltd.	342,711	-
Liabilities to related parties:
Accounts Payable	Wenzhou Zhagang Ltd.	(84,443)	(84,977)
Due to related party	Jueqin Wang	(288,478)	(281,892)
Due to related party	Yiyu Wang	(1,862,558)	-
Due to related party	Huizhi Wang	-	(582,411)
Net receivables from related parties		$5,968,308	$165,898

NOTE 13 – STOCKHOLDERS’ EQUITY

Ordinary shares

Huadi International is authorized to issue 500,000,000 ordinary shares of a single class, par value $0.0001 per ordinary share. The paid in capital was zero as of March 31, 2019. There are currently 20,000,000 issued and outstanding ordinary shares, of which 16.64% and 83.36% held by Yongqiang Maituo Limited and Yongqiang Donghai Limited, respectively.

Non-controlling interests

Non-controlling interests represent the interest of non-controlling shareholder in Huadi Steel based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. In August, 2019, Wenzhou Hongshun acquired 99% equity percentage of Huadi Steel from the PRC Shareholders. As the result, Huadi Steel’s equity interest is 99% held by Wenzhou Hongshun and 1% held by Di Wang. The non-controlling interest in Huadi Steel was 1% as of March 31, 2019 and September 30, 2018.

NOTE 14 – INCOME TAXES

Enterprise Income Taxes (“EIT”)

Huadi International is incorporated in Cayman Island as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Island.

Tuoxing is incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

HK Beach is established in Hong Kong and is subject to statutory income tax rate at 16.5%.

Hongshun is established in PRC and is subject to statutory income tax rate at 25%.

Huadi Steel, the Company’s main operating subsidiary in PRC, has applicable EIT rate of 25%. As of September 30, 2018, the tax years ended December 31, 2013 through December 31, 2018 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2019 and September30, 2018, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the period ended March 31, 2019 and September 30, 2018, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2019.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the six months ended March 31, 2019 and 2018 as follows:

	2019	2018
Income before taxes excluded the amounts of loss incurring entities	$2,326,793	$2,294,847
PRC EIT tax rates	25%	25%
Tax at the PRC EIT tax rates	581,698	573,711
Tax effect of R&D expenses deduction	(196,355)	(180,141)
Tax effect of non-taxable investment income	(121,062)	(127,559)

Tax effect of non-deductible expenses	23,197	10,494
Income tax expenses	$287,478	$276,505

Income taxes for the six months ended March 31, 2019 and 2018 are attributed to the Company’s continuing operations in China and consisted of:

	2019	2018
Current income tax	$278,684	$273,867
Deferred income tax	8,794	2,638
Total income tax expense	$287,478	$276,505

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2019 and September 30, 2018 are presented below:

	March 31,	September 30,
	2019	2018
Deferred tax assets:
Bad debt allowance	$736,139	$728,078
Total	$736,139	$728,078

There was no valuation allowance for the deferred tax assets as of March 31, 2019 and September 30, 2018. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the company will realize the benefits of those deductible differences at March 31, 2019 and September 30, 2018.

NOTE 15 – COMMITMENT AND CONTINGENCIES

As of March 31, 2019 and September 30, 2018, Company has no material purchase commitments or significant leases.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2019 and September 30, 2018, Company had no pending legal proceedings.

NOTE 16 – SUBSEQUENT EVENTS

In August 2019, the Company completed a corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). The specific transactions related to this reorganization are outlined in Note 1.

NOTE 17 – PARENT-ONLY FINANCIALS

Huadi International Croup Co. Ltd.

Balance Sheets

	March 31,	September 30,
	2019	2018
ASSETS
Due from related parties	$2,000	$2,000
Total assets	$2,000	$2,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$-	$-
Total liabilities	-	-

STOCKHOLDERS’ EQUITY
Common stock, $0.0001 par value, 500,000,000 shares authorized, 20,000,000 shares issued and outstanding	2,000	2,000
Retained earnings	-	-
Total stockholders’ equity	-	-

Total liabilities and stockholders’ equity	$2,000	$2,000

Huadi International Croup Co. Ltd.

Statements of Operations

	For the six months ended March 31,
	2019	2018
Operating expenses:
General and administrative expenses	$-	$-

Total operating expenses	-	-

Net loss	$-	$-

Net loss per common share – basic and diluted	$-	$-

Weighted average number of ordinary shares outstanding – basic and diluted	20,000,000	20,000,000

Huadi International Croup Co. Ltd.

Statements of Cash Flows

For the six months ended March 31,
	2019	2018
Cash Flows from Operating Activities	$-	$-

Cash Flows from Investing Activities	-	-

Cash Flows from Financing Activities	-	-

Changes in cash and cash equivalents	-	-
Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$-	$-

Supplemental Cash Flows Information:
Income tax paid	$-	$-
Interest paid	$-	$-

Non-cash investing and financing activities:
Shares issued to founders	20,000,000	-

Ordinary Shares

HUADI INTERNATIONAL GROUP CO., LTD.

[-underwriter-]

            , 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Founding Transactions

Huadi International Group Co., Ltd. was incorporated on September 27, 2018. The subscriber received 1 founder shares of our company upon incorporation. On the same day, the subscriber entered into certain equity interest transfer agreements with Yongqiang Meituo Limited and transferred to Yongqiang Meituo Limited the founder share. The transaction was not registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on an exemption from registration set forth in Section 4(a)(2) and/or Regulation S thereof.

In connection with the incorporation, on September 27, 2018, we issued 3,328,000 and 16,672,000 founders shares, respectively to Yongqiang Meituo Limited and Yongqiang Donghai Limited. These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated firm commitment offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the Registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wenzhou, People’s Republic of China, on November 1, 2019.

Huadi International Group Co., Ltd.

By:
Jueqin Wang
Chief Executive Officer
(Principal Executive Officer)

By:
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

	Chairman of the Board of Directors	November 1, 2019
Di Wang

	Director and Chief Executive Officer	November 1, 2019
Jueqin Wang

	Director	November 1, 2019
Huisen Wang

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1, in the City of [*], [*], on [*], 2019.

By:
[*]
Authorized Representative in the United States

EXHIBIT INDEX

No.	Description
1.1	Form of Underwriting Agreement *
3.1	Memorandum and Articles of Association †
4.1	Specimen Certificate for Ordinary Share *
5.1	Opinion of [*] regarding the validity of the ordinary shares being registered *
8.1	Opinion of [*] regarding certain PRC tax matters (including in Exhibit 99.1) *
10.1	Summary Translation of Employment Agreement by and between the Registrant and Di Wang †
10.2	Summary Translation of Employment Agreement by and between the Registrant and Jueqin Wang †
10.3	Summary Translation of Employment Agreement by and between the Registrant and Huisen Wang †
10.4	Summary Translation of Loan Agreement by and between Huadi Steel Group Limited and China Minsheng Bank †
14.1	Code of Business Conduct and Ethics *
21.1	List of Subsidiaries †
23.1	Consent of Briggs & Veselka Co. *
23.2	Consent of [*] (included in Exhibit 5.1) *
23.3	Consent of [*] (included in Exhibit 99.1) *
99.1	Opinion of [*], PRC counsel to the Registrant, regarding certain PRC law matters *

†	Filed herewith.
*	To be filed